UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20529


                                   FORM  10-SB
                                   -----------
                                  AMENDMENT  #4
                                  -------------


                              TRIMFAST  GROUP,  INC.
                         (Name  of  Small  Business  Issuer)

                NEVADA                                     88-0367136
   (State  or  other  jurisdiction  of                      (I.R.S.  Employer
    incorporation  or  organization)                     Identification  No.)


           777  S.  Harbour  Island  Blvd.  Suite  780,  Tampa,  Florida  33602
                    (Address  of  principal  executive  offices)

                                 (813)  275-0050
                           (Issuer's  telephone  number)

           Securities  to  be  registered  under  Section  12(b)  of  the  Act:

    Title  of  each  class  to                           Name  of  Each Exchange
        be  registered
             None

           Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                          Common  Stock,  $.001  Par  Value

                                    TABLE  OF  CONTENTS


Part I                                                                     Page

Item 1.  Description Of Business. . . . . . . . . . . . . . . . . . . .      2

Item 2.  Management's Discussion And Analysis Or Plan Of Operation .. .     19

Item 3.  Description Of Property. . . . . . . . . . . . . . . . . . . .     24

Item 4.  Security Ownership Of Certain Beneficial Owners And Management     24

Item 5.  Directors, Executive Officers, Promoters And Control Persons .  .  26

Item 6. Executive Compensation. . . . . . . . . . . . . . . . . . . . .     27

Item 7. Certain Relationships And Related Transactions. . . . . . . . .     29

Item 8. Description Of Securities . . . . . . . . . . . . . . . . . . .     29

Part II

Item 1.  Market For Common Equity And Related Stockholder Matters . . .     38

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . .     40

Item 3.  Changes In And Disagreements With Accountants. . . . . . . . .     43

Item 4.  Recent Sale Of Unregistered Securities . . . . . . . . . . . .     43

Item 5.  Indemnification Of Directors And Officers. . . . . . . . . . .     47

Part III

Index To Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . .     49

Part F/S Financial Statements . . . . . . . . . . . . . . . . . . . . .     50

      References in this document to "us," "we," or "the Company" refer to TrimFast Group, Inc., its predecessors and its subsidiaries.


ITEM  1.  DESCRIPTION  OF   BUSINESS.

Business  Development.

We were incorporated in the State of Nevada on February 23, 1987 as Kendrex Systems, Inc. On November 18, 1996, we reverse split our common stock. We issued one (1) new share of our common stock in exchange for five (5) outstanding shares of our common stock.* On the same day, we entered into a reverse acquisition with HLHK World Group, Inc. (hereinafter "World Group"), a Nevada corporation, and subsequently changed our name to HLHK World Group, Inc. World Group was in the business of telecommunications, which was an area in which we wished to pursue the available opportunities. Pursuant to the terms of this acquisition, we issued 6,000,000 of our post-split common shares to the shareholders of World Group plus 250,000 of our post-split shares as finder's fees. As a result of this transaction, World Group became our wholly owned subsidiary.

On August 12, 1998, we acquired TrimFast, Inc., which was incorporated in the State of Florida on April 28, 1991, in a common stock for common stock exchange. Pursuant to the terms of this transaction, we issued 1,370,049 shares of our common stock to the shareholders of Trimfast, Inc. As a result of the exchange, Trimfast, Inc. became our wholly owned subsidiary. Trimfast, Inc.'s stockholders became stockholders of approximately 60.42% of our common stock, which represented 1,370,049 shares of our total 2,268,298 issued and outstanding shares just subsequent to the exchange. As such, the shareholders of Trimfast, Inc. obtained control of our Company, and Trimfast, Inc. became our wholly owned subsidiary. On September 4, 1998, we changed our name to TrimFast Group, Inc. We continued the operations of Trimfast, Inc. As such, the accounting and disclosure throughout this document reflects Trimfast, Inc. as the surviving corporation.

Prior to and at the time of this transaction, Trimfast, Inc. was engaged in the business of formulating and distributing dietary and vitamin supplements. We entered into the transaction with Trimfast, Inc. because we believed that the nutrition and vitamin supplement field represented a business opportunity for us. On December 20, 1998 we reverse split our common stock. We issued one (1) new share of our common stock in exchange for ten (10) outstanding shares of our common stock.*

(* Both reverse stock splits are reflected in the numbers and calculations throughout this document, unless otherwise indicated.)


On September 4, 1998, we incorporated Body Life Sciences, Inc. (hereinafter "Body Life"), a Florida corporation, as a wholly owned subsidiary of Trimfast, Inc. We formed this subsidiary in order to expand our business by offering products under the Body Life trade name.

On March 18, 1999, we acquired IMMMU, Inc. (hereinafter "IMMMU"), a Delaware corporation, and IMMCEL Pharmaceuticals, Inc. (hereinafter "IMMCEL"), a New York corporation. Both companies were engaged in the business of developing and marketing nutritional supplements manufactured by third parties. Pursuant to the terms of this acquisition, IMMMU and IMMCEL became our wholly owned subsidiaries. We issued 235,000 shares of our common stock, $50,000 in cash, an option agreement based upon performance criteria and an employment agreement pursuant to the terms of the agreement.

We rescinded these acquisitions effective November 1, 1999. In accordance with a rescission agreement dated October 23, 1999 the following consideration was returned and delivered on November 30, 1999, as follows: (i) from our Company to the prior shareholders of IMMMU and IMMCEL, Leo Ehrlich, Helenka Bodner and Joseph Levi, stock certificates reflecting 200 shares each of IMMMU and IMMCEL, representing all of the outstanding shares of those corporations; and (ii) to our Company, stock certificates reflecting 150,750 shares, 60,750 shares and 13,500 shares of our restricted common stock, respectively from prior IMMMU and IMMCEL shareholders, Bodner, Ehrlich and Levi. In addition, on November 12, 1999, the $50,000 cash payment was returned to us by IMMMU shareholders Bodner, Ehrlich and Levi, and on November 15, we received the final 10,000 free trading shares of our common stock from Moishe Bodner.

On March 18, 1999, we entered into a written agreement with Aryeh Trading, Inc., a third party investment group, a registered securities broker-dealer and one of our market makers, providing that: (i) Aryeh would purchase shares of our stock in the open market having an aggregate value of no less than $300,000; (ii) Aryeh would purchase 300,000 shares of our common stock from us at a price of $4.00 per share according to a stipulated schedule based on the average market price of the outstanding shares. The purposes of the Aryeh Trading agreement were to obtain capital for the Company and for Aryeh to purchase free trading shares for its inventory account to sell to its clients. On March 30, 1999, we entered into a written agreement with Aryeh which added terms to the March 18th agreement. The purpose of the March 30th agreement was to clarify that Aryeh trading would purchase the full 300,000 shares issued to them for $1,200,000. Additional clauses were added to restrict Aryeh's ability to sell these shares prior to the entire $1,200,000 purchase being completed. In consideration of this clause the Company agreed to indemnify and hold Aryeh harmless from any federal income tax liability should the Internal Revenue Service determine that Aryeh's basis in the stock was less than $4.00 per share. Since Aryeh Trading never fully performed on the March 18th agreement, the Company's position was that the March 30th agreement is unenforceable as to the tax indemnification.

From May 13, 1999 to July 20, 1999, Aryeh purchased 155,000 shares from us at $4.00 per share for a total purchase price of $620,000. As a result the 300,000 share certificate held in escrow was returned to the Company and a new certificate was issued for 155,000 shares on July 13, 1999.

On October 22, 1999 the Company entered into a stock repurchase agreement with Aryeh Trading where we agreed to repurchase the 155,000 shares at $8.25. Our intent was to repurchase these shares at market value for Treasury Stock. The agreement sets out a schedule for repurchase and the shares were to be fully repurchased by December 15, 1999. If the shares were not repurchased by December 15th the Company agreed to a $0.25 per share premium for each two weeks subsequent to December 15th. On November 10, 1999 the Company entered into an agreement with Aryeh Trading to modify the repurchase schedule. This agreement calls for the Company to repurchase all shares before January 25, 2000. Any shares not repurchased by January 25th are subject to a $0.25 per share per month premium. As additional security, in the November 10th agreement we pledged our warehouse facility located in Clearwater, Florida as security against the October 22, 1999 purchase agreement. As of December 31, 1999, we recorded the October 22, 1999 stock repurchase commitment for the 155,000 shares at $8.50 per share as a charge to additional paid-in capital. To date, we have not repurchased any of the 155,000 shares. See "Part II. Item 2. Litigation."

From our operations of IMMMU/IMMCEL we had a loss of $88,830. We maintained sufficient reserves to cover this loss from our accumulated deficits. To date, we have received no amounts from IMMMU/IMMCEL to reimburse us for such loss. Because we believe that IMMMU/IMMCEL does not have funds available to reimburse us for any loss from operations, which we incurred as a result of the transaction, we have not made a demand from them to reimburse us for our loss from operations.

When we entered into the IMMMU/IMMCEL agreement, we believed that the acquisitions of these companies would enhance our product lines. However, approximately six months after entering into this agreement, we were unable to obtain audited financial statements for the acquired companies. As such, our management deemed it in our best interest to rescind the transactions. We rescinded the transaction because:

      i)    These  companies  may  have  had  undisclosed  liabilities;
      ii)   We  were  unable  to  verify  inventory;  and
      iii)  We  were  unable  to  verify  previous  sales.

As a result of the rescission, we have no formal agreement to sell IMMMU and IMMCEL products in the United States. This rescission has reduced our product line by approximately 18 products. We do not feel this will have a materially adverse effect on our operations given the short period of time in which these companies were our subsidiaries.
Despite the above, management believed that the products of IMMMU would enhance our product line. Our management deemed it in our best interest to enter into a distribution agreement with IMMMU to sell their products in Canada. On November 1, 1999, we entered into an exclusive distributor agreement with IMMMU, Inc. Such agreement provides that IMMMU appoints us as the exclusive distributor of products in Canada. Under the agreement, we may market, sell, and distribute IMMMU products pursuant to a pricing structure set forth by IMMMU. The compensation provision for the Canadian distribution agreement is verbal and requires us to pay IMMMU 12% of our sales of IMMMU products. The agreement includes provisions that we will be indemnified by IMMMU for any loss, damages, claim or settlement that may arise out of any defect, known or unknown, in any of the products at the time of manufacture, assuming no material alteration of the product occurred after manufacture. There is no assurance that IMMMU will have sufficient assets or insurance coverage to indemnify us against any such liabilities. The agreement is for a term of November 1, 1999 through December 31, 2001 with automatic renewals. Either party may terminate the agreement on thirty days written notice.

On April 21, 1999, we formed a wholly owned subsidiary Nutrition Cafe, Inc., a Florida Corporation which operates a website NutritionCafe.com. The website is designed to provide nutritional information, provide links to other informative sites and to market and sell our products.


On May 24, 1999, we acquired certain assets of Ice Cold Water, Inc. (hereinafter "Ice Water"), a Florida corporation incorporated on August 7, 1997, including certain receivables, inventory, property, equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. We acquired these assets for $20,000 cash and a promissory note in the amount of $100,000 bearing interest at 8.5% per annum and due in four monthly installments of $25,000 plus accrued interest. The installment payments commenced on June 10, 1999. The promissory note was secured by 23,000 restricted shares of our common stock held in escrow. The acquisition agreement provides in the event of our default upon the terms of the agreement, we must release to Ice Water an amount of our restricted stock equal to the outstanding principal and accrued interest balance. On November 22, 1999, the escrow agent was notified of a default upon the promissory note of $30,881 and released 7,321 of our shares to satisfy the note. At the time of this transaction, Ice Water was engaged in the business of selling bottled water and leasing water coolers in Tampa, Florida and the surrounding metropolitan areas. We entered into this transaction in order to expand our product line to include water products, which would also complement our existing line of nutritional supplements.

On November 7, 1999 Perfumania.com, Inc. signed a letter of intent to acquire Nutrition Cafe.com. The letter of intent provides proposed terms in which Perfumania.com., Inc. would acquire NutritionCafe.com from our company. The Letter of intent provides that our company would sell to Perfumania.com, Inc. all of the assets of NutritionCafe.com, including, but not limited to, goodwill, trademarks, trade secrets, other proprietary information, domain trade registrations, computer software and hardware and inventory. Perfumania.com, Inc. would provide the Company with shares of their common stock valued at $1,000,000 and $500,000 in cash consideration for the acquisition of NutritionCafe.com. On January 13, 2000, we received notice from Perfumania.com, Inc. that they would not be acquiring the assets of NutritionCafe.com and would not otherwise pursue the acquisition of NutritionCafe.com from us.


On March 20, 2000, we consummated a stock exchange agreement with Nutrition Superstores.com, Inc. to acquire one hundred per cent of the issued and outstanding common stock of Nutrition Clubstores, Inc. in exchange for $150,000 and 570,000 shares of the our common stock valued at $4.80 per share based on the average quoted trading price a few days before and after the announcement of the transactions for a total of $2,886,000, which includes approximately $5,000 in transaction costs. As a result of the exchange, Nutrition Clubstores became our wholly owned subsidiary. In the event that Nutrition Clubstores' net worth as reflected on its audited financial statements, to be provided to us within 60 days of the closing date of this transaction, is less than 85% of the net worth as reflected on its financial statements as of February 29, 2000, Nutrition Superstores will receive one share less of our common stock for every $5.00 reduction or portion thereof in net worth. Under the terms of this agreement, we agreed to pay a royalty fee of 3% of the gross sales revenues generated from Nutrition Clubstores kiosks for a period beginning three months following the closing date of the transaction and continuing for a period beginning three months following the closing date and continuing for a period of twelve months thereafter. We have thus far issued 570,000 shares and paid the $150.000.


On November 30, 1999, we received approval from the Deutsche Borse AG for our stock to start trading on the Third Segment of the Frankfurt Stock Exchange. Our common stock trades under the German trading symbol "TFT" .

On December 23, 1999, our company entered into a letter of intent to sign a licensing agreement with Marvel Characters, Inc. (Marvel Comics) granting Trimfast a license to market Spiderman's Children's Chewable Multi-Vitamin and Mineral Supplement. On February 25, 2000 we signed the licensing agreement with Marvel Enterprises, Inc.

Business  Description.

I.  Nutritional  Product  Line  Activities.

We are engaged in the nutraceutical business. We formulate, distribute and market natural dietary supplements and health and fitness products through wholesale and retail outlets. Third parties do all manufacturing of our products. We also distribute bottled water through our subsidiary Ice Water.

We sell approximately thirty-three (33) varieties of vitamins, nutritional supplements, weight loss and muscle growth supplements and food supplements under brand line names TrimFast, Body Life Sciences and IMMMU. TrimFast and Body Life are our own product lines. We sell the IMMMU products through an exclusive distributor agreement. (See this ITEM above). Products are formulated in vitamins/minerals combinations with varying potency levels. They are offered in soft-gel, two-piece capsule, chewable, and liquid and powder forms to accommodate various consumer preferences.

There can be no assurances that any of our products will produce the desired results since the consuming population is diverse in their physical, psychological and mental makeup and differs in their metabolic rates, genetic composition and other factors and hence there is no scientific basis for believing that any of the desired results will be produced. Further, there have been occurrences where ingredients in certain nutritional supplements have been determined to be harmful when consumed by humans. We believe that our products do not currently contain any ingredients not safe for human consumption, however there is no assurance this assumption is correct. (See PART II, ITEM 2. Legal Proceedings). Any product liability claims made against us could have an adverse affect on our business. Many of the ingredients in our products are vitamins, minerals, herbs and other substances for which there is not a long history of human consumption. In addition, although we believe all of our products to be safe when taken as directed by us, there is little experience with human consumption of certain of these innovative product ingredients in concentrated form.

Accordingly, no assurance can be given that our products, even when used as directed, will have the effects intended or be safe for human consumption. However, because we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies (which may not adhere to the same quality standards as we do), we could be adversely affected in the event any of our products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume our products as we suggest or other misuse or abuse of our products or any similar products distributed by other companies could have a material adverse effect on the results of our operations and financial condition.


We, like any other retailer, distributor and manufacturer of products that are designed to be ingested, face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. Such claims may include, among others, that our products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. With respect to product liability claims, we have a product liability policy effective May 27,1999 covering $1,000,000 per occurrence and $2,000,000 in aggregate liability insurance subject to a self-insurance retention of $10,000. In addition, if such claims should exceed $2,000,000, we have excess umbrella liability insurance of up to $4,000,000. We also had received a certificate of insurance effective February 10, 1998 through February 10, 1999 under our third party manufacturer policy covering $1,000,000 per occurrence and $2,000,000 in the aggregate; however, we were denied all claims under this policy relating to the Revivarant product (See item 3 Legal Proceedings). There can be no assurance that product liability insurance will cover existing claims or continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We generally do not obtain contractual indemnification from parties supplying raw materials or marketing our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our results of operations, financial condition and liquidity, including that we may be unable to continue in business. See "Part II. Item 2. Litigation."

Specific  Products.

The TrimFast Dietary Supplement, formerly named Herbal Plus, was introduced in January of 1999. It is an all-natural herbal formula marketed weight loss supplement. It is sold by distributors and in the following health food stores and weight loss centers: Ansley's Natural Marketplace, Beehive Natural Foods of Miami, The Honey Tree, Health Quest, Natural Nutrition, Physicians Weight Loss Clinics and Supplement Warehouse. TrimFast was designed to assist in curbing appetite and increasing metabolism to affect the fat burning process. In addition, TrimFast was designed to increase energy and reduce water retention. However, there can be no assurances that this product will have such effects uniformly upon all users since the consuming population is diverse from the standpoint of various metabolic rates. The TrimFast product has also been used in combination with St. Johns Wort to provide the mental drive in implementing the positive effects of St. Johns Wort - reducing stress and nervous tension and causing an alert mood. This product is packaged in a one-month supply bottle.

Immune Blast, introduced in July of 1998, is an all-natural immune system enhancer designed to aid in the prevention of colds and flu. The product is marketed to the distributors: Abyss Distributors and Nutraline Distributors.

Max Impact is an entire product line targeted to convenience stores and gasoline outlets. The products include all-natural packages, thirty count bottles and daily supply packages of St. John's Wort, Trim Fast, Sudden Energy and Ginseng Zing.

Kicks, introduced in October of 1998, is an all natural chewable multi-vitamin and mineral supplement developed and formulated exclusively for active children and young athletes. This product is designed to compete with national brand children's vitamins such as Flintstones.

The TrimFast Weight Loss Bar is a new product we introduced on June 14, 1999. We designed this product to assist the user in a weight loss program by helping to curb appetite, increase metabolism and increase energy levels; however, there can be no assurance that any one or all of these effects will be produced in all or any case. This product was designed to be implemented in conjunction with a sensible nutritional diet program with exercise. The product was designed to compete with several national companies including Slim Fast, Nestle's, MediFast and Pounds Off nutrition. This product is offered in three flavors: chocolate chocolate chip, chocolate peanut butter and passion fruit.

St. John's Wort: The only herb that has been scientifically studied and proven to elevate mood and positive outlook, reduce stress and nervous tension which is used to treat depression and mood related ailments.

Body Life, our wholly owned subsidiary, will market under its trade name Muscle Recovery nutritional supplement. This product is a comprehensive remedy for muscle aches, pains and soreness. It is to be taken immediately after injury or exercise to boost the body's natural recuperative powers.

To date, we have not undergone any research and development of potential new products or regarding any other areas of potential development. Although we plan to devote 2% of our revenues to research and development within the next fiscal year, such plans are totally dependent upon a number of factors, including: sufficient revenue streams to support this expense, the retention of qualified personnel participating in research and development. Currently we employ Steve Kushner, the company nutritionist that has over 20 years of practical experience and trained under Dr. Hazel Parcells. In addition, we must have the ability to attract new qualified personnel to perform research and development and numerous other factors which management may have not currently contemplated.

Competition.

Nutritional and dietary supplement products involve highly competitive markets. We are in the process of developing our marketing strategies and product lines and expect that both will involve an ever-changing and evolving process. Although we will attempt to competitively price our products, provide superior quality products, and achieve success through attentive and efficient customer service and effective marketability strategies, we are limited by a number of factors, including the developmental character of our company and the unpredictability and uncertainty of our future revenues. In addition, we are limited by the intensely competitive nature of the dietary food and vitamin product industry in which more established companies may offer any combination of the following: superior service, more competitive pricing, superior product quality and availability, a variety of marketing strategies and distribution networks and profitability achieved through sales volume and narrow profit margins. There are many well-established competitors with substantially greater financial revenues, as well as, significant new market entrants. Many of these competitors have been in existence for substantially longer periods of time than we have and may be better established in the market where we want to operate. Further, they may have sufficient revenue streams to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. In addition, many of the competitors in this field are privately held, leading to unavailability of data of the size of our competition. Accordingly, our competition is difficult to assess with any preciseness.

Distribution  Methods  for  our  Dietary  and  Nutritional  Supplements.

We utilize five different distribution channels for our health and fitness products. These are wholesalers, distributors, food brokers, and direct sales to retail outlets and the Internet. Currently, we distribute to twelve (12) wholesalers and fifteen (15) distributors. We also have agreements with eleven
(11) food brokerage firms that sell products to nationwide retailers and distributors.

Wholesalers buy products directly from us. These wholesalers in turn sell to independent sales agents, who then sell to various retail establishments. The distributors on the other hand buy the product directly from us and resell to various retail outlets. Brokers are contracted to sell our products to retail chains, distributors and wholesalers. Any retail accounts secured by the brokers are directed to the distributors that currently supply the retailer with other products.

Wholesalers  and  distributors  are set up on terms of two percent (2%) fifteen-
(15) days net thirty (30) days as long as pre-approved credit has been established. If credit has not been approved, we require one-half (1/2) of the purchase order price upon ordering and the balance due on delivery.

We also market through direct response television advertising. Inside sales personnel who work directly for us will accept orders, arrange for production and delivery of the products as required to service demand and co-ordinate delivery of product to retailers and end customers.

Prospective retail locations include convenience stores, supermarkets, drug stores, health clubs, gasoline outlets, restaurants and bars, and health specialty outlets.

Once the purchase order has been verified, shipping instructions are delivered to our distribution center where orders are fulfilled within forty-eight (48) hours. Typically, product orders are generally shipped by UPS ground transportation and customers receive their product within seven (7) days. Express delivery services are also available. Express product orders are generally shipped within twenty-four (24) hours. Special order products may take up to a week to deliver but, in general, can be shipped within seventy-two (72) hours. Unless alternate payment plans are provided, payment is due within thirty
(30)  days  of  delivery.

We plan to the ten Nutrition Clubstore locations in Gold's Gyms in the States of Florida, California, New York, Iowa and New Hampshire to distribute our products in the immediate future. We plan to open up additional point of purchase
"micro-stores" or kiosks" located in Gold's gyms in the States of Florida and California. To date, however, no additional stores have been opened.

II.  Internet  Activities:  Nutrition  Cafe.

Nutrition Cafe, Inc., a wholly owned subsidiary of the Company, launched its Internet site (www.nutritioncafe.com) in June of 1999. The Internet site became fully operational on July 1, 1999 and currently offers approximately 1,365 products. Through this Internet site, we offer nutritional products, including vitamins, minerals, dietary supplements, sports nutrition products and homeopathic products for sale to the public. These products are also offered at our retail store located in Clearwater, Florida. We will attempt to market approximately 10,000 vitamins, herbs, dietary supplements and homeopathic products to members at distributor wholesale prices. The Internet site is planned to promote all of our products, as well as, market and sell vitamins and nutritional products from such other manufacturers as Met-Rx, Prolabs and Nature's Way. Our warehouse facility is equipped with adequate space to accommodate these expanded number of products and product lines.

In addition to offering a complete line of vitamins and supplements, the nutritioncafe.com web page offers visitors advice relating to a variety of highlighted subject areas including nutrition, health, diet, physical fitness and nutritional supplements. Daily columns on such topics as health care, vitamins, homeopathic remedies, chiropractic care, fitness and exercise may also be provided. Management believes that the subject areas, style and special features are arranged in a simple, easy-to-use fashion intended to enhance product search and customer knowledge while encouraging repeat business.

There can be no assurance that we will have the ability to effectively market our current products or those of other manufacturers. In addition, there can be no assurance that our Internet site will be able to market a projected 10,000 such products. The marketability rate resulting from our Internet site is dependent upon revenues from our Internet site and other sources, the relative success of promoting our Internet site and competition from well-established Internet sites operated by strong revenue based companies with long-life operational success.

Membership.

During the period from July 1, 1999 to January 18, 2000, anyone wishing to purchase products from the NutritionCafe.com site was required to purchase a membership at the price of $9.95 per month.

Memberships were sold on a pay-as-you-go basis in one-month increments. Members had the option to continue their membership each month and no long-term agreements were required. Competing web sites did not charge a membership fee. As such, we decided to eliminate the monthly membership fee on January 19, 2000, because we believed that it would increase our ability to attract new customers. At that time, there were 1,330 enrolled members.

Payment.

Payment for orders placed on the nutritioncafe.com website may be made by check, money order or credit card. Because of consumer concern on the issue of utilizing their credit card for Internet purchases, we utilize secure server software. This software encrypts all of the customer personal information including credit card number, name and address, so that it cannot be read during Internet transmission.

Availability and Shipment. Most of the products that are ordered from the Nutrition Cafe site would be available for shipment within forty-eight (48) hours. Those products not in stock can be ordered from various distributors or directly from the manufacturer. Delivery time for these products can range from two (2) to four
(4) weeks. Orders are planned to be shipped via UPS ground transportation. Express delivery options will be available at an additional cost. Our goal is to continue developing our distribution infrastructure to increase efficiency and support greater customer demand.

Marketing  And  Promotion.

Our marketing strategy is designed to strengthen the nutritioncafe.com brand name, to increase customer traffic to the nutritioncafe.com website, to build customer loyalty, to increase the membership base and to encourage repeat business. We intend to utilize traditional advertising media to gain name recognition in the general public including television, radio and print advertising. We also intend to utilize banners, agreements with search engine providers and hyperlinks. All products sold on our website are offered with a 100% money back guarantee, if the customer is dissatisfied for any reason with the purchase.

Competition.

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. Our current or potential competitors include Rexall Sundown, Metabolife and Lifetrends International, each of which may be or are currently offering their products on the Web. We also face competition from such indirect sources as Yahoo and AOL that are involved in online commerce either directly or in collaboration with other retailers, traditional retailers who currently sell, or who may sell, products or services through the Internet. We believe that the principal competitive edge in our market will be brand recognition, price, selection, and a knowledgeable provider of health care products, reliability and speed of performance. As the online commerce market continues to grow, other companies may enter into business combinations or alliances that strengthen their competitive positions. Our prospective customers already have the opportunity to purchase various nutritional supplements from various websites including greentree.com, rx.com, drugstore.com and vitamin.com.

Retail  Location.

On May 15, 1999, we opened a Nutrition Cafe retail store at our warehouse facility in Clearwater. The retail establishment occupies approximately 1,300 square feet of space and caters primarily to local clientele. We expect to use this store to test the viability of opening additional Nutrition Cafe retail establishments.

Raw  Materials,  Suppliers  and  Manufacturing.

While we employ our own consultants to develop new product mixes, we do not currently manufacture any of our products; instead, we rely on third-party contract manufacturers. Currently, Innovative Labs, Phillips Pharmatech Labs, Inc., Dolisos America, Inc. and Five Star Brands, Inc. manufacture most of the products for TrimFast and Body Life Sciences.

We procure raw materials from various suppliers, but we contract our finished product production to one third party primarily. Since December 1998, we have used a second production factory for some of our products to reduce the risk of having a sole producer of our products or in the event that any manufacturer ceases operations or cannot continue to manufacture any product for us. We believe that there will be little difficulty in locating a manufacturer to produce any of our products without delivery delays or significantly higher costs.

The raw materials required for the manufacture of our products are readily available from a number of different sources. As such, we do not believe there will be any difficulties obtaining the required raw materials.

III.  Bottled  Water  Activities.

We recently acquired the assets of Ice Water, a bottled water distributor located in the Tampa, Florida area. Ice Water delivers bottled water to a base of customers in the Tampa, Florida area. Customers typically either own or rent their water coolers from Ice Water. Rental customers typically sign a one-year contract, providing Ice Water with a modest, but relatively stable stream of revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenues for us through the sale of bottled water and ancillary services such as cooler repairs. We believe that direct delivery water cooler companies enjoy several advantages over retailers of bottled water.

Management believes the strong industry growth has been and will continue to be driven by: (i) concerns related to the quality of tap water sources, (ii)
consumer preferences for healthy products, (iii) taste preferences over tap water and other refreshment beverages and (iv) favorable demographics.

Tap  Water  Concerns.

The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have resulted in an increase in tap water contamination incidences in recent years. Consequently, there has been a decrease in consumers' confidence in the quality of tap water, accompanied by an increase in consumption of bottled water. Management believes that this trend will continue.

Healthy  Products.

There is a movement toward a healthier lifestyle and the consumption of healthy products, a theme that we attempt to promote in our varied line of products. Within the "healthy products" segment, clear or natural colored products are experiencing significant growth. Bottled water is perceived as a product with strong health and fitness appeal.

Competition.

The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,500 companies generating approximately $4.0 billion in sales. Of these companies, the five largest companies account for approximately 55% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies uncompetitive, (ii) succession issues at many smaller, family owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

We compete in the "alternative to tap water" market in two areas. First, we compete directly with other home and office delivery bottled water companies in our geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. We also compete indirectly with companies that distribute water through retail stores and vending machines.

Management believes that the competitive advantage of water coolers over these alternative distribution channels is primarily based on the convenience of home or office delivery and, to a lesser extent, price. Similarly, we compete with providers of on-premises water filtration systems, including systems distributed through retail outlets, which we believe are aimed at less affluent consumers. In certain markets, we market and provide on-premises water filtration system

The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrhills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar. BSN Group owns the Evian and Dannon brands and also operates the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses. McKesson Corporation operates the Sparkletts business. Ionics Incorporated operates the Aquacool businesses. In addition, United States Filter Corp. and Culligan Water Technologies, Inc. compete in the water filtration segment.

Business  and  Products.

We primarily market two types of water. These are spring water and premium drinking water.

Spring  Water.

Spring water is water that has been naturally filtered by its passage through various geological layers, and is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility.
Before bottling, spring water is passed through a micron filter that removes sediment while retaining the natural mineral content of the water. The water is then purified through an industry standard purification process known as ozonation.

The Company draws its spring water from local sources. The spring water is bottled at the source or transported to an independently owned bottling facility. At the bottling facility, the spring water is filtered and ozonated.
Ozonation is a process whereby impurities not removed through ordinary filtration are removed through the injection of oxygen. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent available for water treatment. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination. This process is designed to prevent bacteria and other contaminants from being transferred from the spring or the tanker to the finished product.

Premium  Drinking  Water.

Premium Drinking Water is drawn from local municipal sources. It is passed through a series of carbon and sand filters, processed by either reverse osmosis or deionization, ozonated and then bottled. Premium drinking water has 99.9% of all impurities removed from it, including its natural mineral content.

Premium drinking water, like spring water is obtained from an independent bottler. Premium drinking water is accessed through local, publicly available water supplies. It is further purified through reverse osmosis to remove chlorine and other chemicals frequently found in tap water. The product then goes through the ozonation process prior to bottling as premium drinking water. All water is obtained from sources in the Tampa area. We do not do any bottling; rather, we rely upon independent bottlers to deliver our supply of water bottles and coolers that, in turn, are delivered to our customers.

Water  Coolers.

Rental customers typically sign a one-year contract, providing us with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. While pricing varies depending on the water cooler selected and the lease term selected by the customer, our current average monthly rental charge for our coolers is approximately $8 -$10 per month.

We strip down, clean, and redeploy returned water coolers prior to all new installations. Our average cost per water cooler is approximately $150, and we estimate that the average life of a water cooler is ten (10) years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately fifteen (15) months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to us. In addition, we charge a water cooler collection fee in certain markets when a customer opts to discontinue purchasing water.

Delivery.

We believe that one of the most important success factors in the delivered bottled water business is delivery route efficiency.

Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over four (4) times the cost of preparing one (1) bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

Dependence  on  a  Few  Customers.

As of December 31, 1998, we had only 79 customers, of whom one (1) accounted for sixty percent (60%) of our business and one other accounted for an additional twelve percent (12%) of our business. Although, our marketing strategy contemplates increasing our customer base to 250 there are no assurances that we will meet this goal.

As of December 31, 1999 we had no significant customer concentration. Intellectual Property.

We currently rely primarily on common law and proprietary protection. Our business prospects will depend largely upon our ability to capitalize on favorable consumer recognition of our trade names. We do not hold a trademark registration for most of our products. We have been granted trademarks in the state of Florida for TrimFast, Herbal Blast and Water with an Attitude. TrimFast has also been registered with the U.S. Patent and Trademark Office (75-029550). We have applied for trademark protection for Kicks. These applications are currently pending, have not been approved and may not ever be approved. Even, if obtained, there can be no assurance that our trademarks will not violate the proprietary rights of others or that our trademarks would be upheld and not prevented from using our trademarks, if challenged, any of which could have an adverse effect on us. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect our trade names will have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets and proprietary know-how, and employ various methods, to protect our concepts. However, such methods may not afford complete protection, and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how and concepts. We do not maintain confidentiality or non-competition agreements with all of our executives, key personnel or suppliers. There can be no assurance that we will be able to adequately protect our trade secrets. Third parties may assert infringement claims against us or against third parties upon whom we rely and, in the event of an unfavorable ruling on any claim, we may be unable to obtain a license or similar agreement to use technology that we rely upon to conduct our business.

Unlike pharmaceutical products that rely on specific combinations of drugs and chemicals, patents cannot protect herbal products. However, management believes that simply knowing the ingredients to an herbal product does not mean that other manufacturers can duplicate the product. Effective trademark, copyright and trade secret protection may not be available in every country in which we may offer or intend to offer or sell our products. Failure to adequately protect our intellectual property rights could harm brand-name recognition, devalue our proprietary content and adversely affect our ability to compete effectively in the marketplace. Further, defending the intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially affect the operations of the business.

While we believe that our steps are adequate to secure our intellectual property rights, there can be no assurance that a third party will not misappropriate any of our proprietary information.

Government  Approval  and  Regulation.

We do not plan to collect sales or other similar taxes in respect of goods sold by our Nutrition Cafe.com website except where required by law for purchasers located in certain jurisdictions. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies (such as nutritioncafe.com) which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

In addition, since our service is available over the Internet in multiple states and we may sell to numerous consumer residents in such states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by The Food and Drug Administration (hereinafter the "FDA") which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the "FDCA") and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Although the dietary supplement industry is subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and other dietary ingredients, now have been statutorily affirmed as a "food." Dietary supplement companies are authorized to make substantiated statements of nutritional support and, subject to several possible limitations, to market manufacture-substantiated-as-safe dietary supplement products without FDA pre-clearance. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

Compliance with applicable FDA and any state or local statutes is critical. Although we believe that we are in compliance with applicable statutes, there can be no assurance that, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation.

The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 (hereinafter "DSHEA"). DSHEA was enacted on October 15, 1994. It provides a new statutory framework governing the composition and labeling of dietary supplements. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, dietary supplements are generally excluded from the legal definition of "food additive."

With respect to composition, DSHEA created a new class of "dietary supplements", consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994) requires proof that it has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least seventy-five
(75) days before the initial introduction into interstate commerce use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as adulterated until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

As for labeling, DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, and, for such statements that are not about the effects on the body as a result of a dietary supplement used as a tool for its nutritive value and are not otherwise "health claims," disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within thirty (30) days after its initial use. The manner for making the disclosure and notifying the FDA are set forth in the regulations. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that we decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or our submission, and the FDA's approval of a New Drug Application (hereinafter "NDA"), which would entail costly and time-consuming clinical studies. In addition, DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature is exempted from FDA regulation as dietary supplement "labeling" and may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so used if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a "misbranded" product.

DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. We anticipate that the FDA will promulgate Good Manufacturing Practices (hereinafter "GMPs"), which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. Management anticipates that the FDA may promulgate GMP regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. There can be no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, that either we or our manufacturers will be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

Our products and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the FTC, the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration.

These activities are also regulated by various agencies of the states and localities in which our products are sold.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (hereinafter the "FTCA"). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is and unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for its products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising and labeling for dietary supplements and conventional foods. There can be no assurance that state and local authorities will not commence regulatory action that could restrict the permissible scope of our product claims.

Employees.

With the addition of Nutrition Clubstores, we currently have forty five (45) employees, of whom twenty three (23)are employed full-time and twenty two (22) are employed part-time.

Material  Agreements.

License Agreement with WCW. In June 1999 we developed our first private label product by entering into a licensing agreement with the World Championship Wrestling Organization ("WCW") to produce Energy Bars in three flavors under the WCW brand name in the United States, its territories and possessions and its Military Installations. This license agreement is non-exclusive and expires on December 31, 2002. This agreement provides that we may use logos, slogans and the likeness of WCW wrestlers, as provided by WCW, on the labels of our energy bars, which have been designed to target an audience of millions of adults and children watching and attending professional wrestling matches.

Our agreement with WCW provides that WCW will receive royalty payments of 6% of net sales with the following minimum payments guaranteed: (i) December 31, 1999
-  $100,000; (ii) June 30, 2000 - $100,000; (iii) September 30, 2000 - $100,000;
(iv)  December  31,  2000  -  $100,000;  and  (v)  June  30,  2001  -  $100,000.

There is no provision in this agreement to grant authority to our company to sell the Energy Bars at WCW wrestling matches. WCW would not be the proper party from which to obtain this authority, since the company which manages the location of each individual wrestling match would grant this authority. We have no plans of pursuing any such grant with any venue at which the WCW wrestling matches are held.

As of the date of this filing, our WCW energy bars included the three wrestling figures, Hulk Hogan, Randy "Macho Man" Savage and Bill Goldberg. Because Bill Goldberg has been injured, preventing him from appearing in our planned advertising campaign, our advertising campaign to promote the bars has been delayed. It is unlikely he will appear in our advertising campaign due to his injury. We are planning to use other wrestling figures to promote the WCW energy bars if we are able to obtain them on terms acceptable to us. There is no assurance that we will be able to obtain other wrestling stars on commercially reasonable terms.

Venture Direct Worldwide Agreement. On June 29, 1999 we entered into an agreement with Venture Direct Worldwide Inc. as agent for Microsoft Network to exclusively utilize the keywords vitamins, supplements and Sports Nutrition on the Microsoft Network. Venture Direct never provided any services to our company and the contract was terminated on December 31, 1999.

May Davis Group of New York Agreement. We have entered into a series of agreements with the May Davis Group of New York, whereby the May Davis Group of New York acts as a placement agent for our securities offered and sold in private placements. In exchange for these services, May Davis Group of New York has been compensated with options to purchase forty thousand (40,000) shares of our common stock at a variable price depending on an equation involving the trading price at the time of exercise. Such options are exercisable for sixteen
(16)  months  from  the  date  of  each  agreement and have registration rights.

Year  2000  Compliance.

Our systems are Year 2000 ("Y2K") compliant. The cost of such compliance on our part was less than $5,000. The Y2K compliance issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a systems failure or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have verified that our two principal customers are Y2K compliant. We do not know if our other suppliers or distributors are Y2K compliant, but believe there will be no material adverse impact upon us if one of our individual distributors or manufacturers is not Y2K compliant. We have experienced no adverse affects related to the Y2K compliance issue at any time. We are unaware of any adverse affects experienced by any of our suppliers related to the Y2K compliance issue.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS/PLAN  OF  OPERATION

FINANCIAL  STATEMENT  PRESENTATION.

The September 30, 1999 interim financial statements are presented without comparable 1998 quarterly information. We were not publicly traded in 1998 and systems, though adequate to address annual audit needs, were not in place to allow for extracting reliable quarterly information. We have presented the comparison with adjustments from the year end 1998 numbers.

RESULTS  OF  OPERATIONS.

December  31,  1997  and  1998  as  compared  to  September  30,  1999

Sales for the nine months ended September 30, 1999 were $581,337 as compared to $1,925,332 for the year ended December 31, 1998 ($1,443,999 adjusted proportionately for the nine months ended September 30, 1998 and $22,338 as of December 31, 1997). The significant decline in sales from 1998 to 1999 is primarily attributable to our decision to discontinue the sale of Revivarant, a muscle replenishment supplement, which accounted for approximately $1.4 million of revenues during 1998. This decision was initiated by an industry wide investigation by the Food and Drug Administration into the active ingredient in Revivarant.

Our salaries and compensation increased from $31,633 in 1997 to $993,773 in 1998 to $505,372 for the nine months ended September 30, 1999 for several reasons. The 1998 amount included $762,000 non-cash stock based compensation expense. Our 1999 salaries include increased expenses of support staff. Specifically, we added two administrative assistants, upgraded our accounting position to Chief Financial Officer and added a salesman to our staff. In addition, during 1999 we added two new subsidiaries, Ice Cold Water and Nutrition Cafe, which account for approximately 40% of the increased salary reported. Moreover, the employment market in Tampa has been highly competitive in 1999 resulting in our company paying higher wages to all employees to retain and recruit qualified employees.

Management expected that the introduction of the IMMCEL and IMMMU product lines would add to revenues. However, customer acceptance proved disappointing and the prior owner, and key employee refused to honor his contractual commitments to manage the newly added subsidiaries. As a result, we have rescinded our agreement with the prior owners of IMMMU and IMMCEL and will focus on the expansion of our own line of nutritional supplements. All rights title and interest to the IMMMU/IMMCEL product lines will revert back to their prior owners, all consideration paid or received will be returned and any profits or losses generated from the operation on IMMMU and IMMCEL will be allocated to its prior owners. We recorded in the "Receivable - other" account the loss from operating IMMMU and IMMCEL for the period of time we managed those companies. We then recorded a 100% reserve against the balance at September 30, 1999. As of December 31, 1999, the receivable and reserve balances were written off.

Management believes that a significant boost to its revenues will be generated from its licensing agreement with World Championship Wrestling ("WCW"), once other wrestling stars agree to promote our energy bars. We intend to sell high nutrition, energy bars with the WCW logo and images of the various wrestling personalities. Both food brokers and retail stores have shown tremendous interest in the product. Although we have made shipments to small retailers, we anticipate that our shipments to large retailers will commence with the launch of our national advertising campaign, which is tentatively scheduled to begin in May. While there can be no assurance that the product will meet anticipated demand, management believes that the sale of the WCW energy bars will be a significant source of revenues for the Company.

With the acquisition, formation and expansion of business activities during 1999, operating expenses increased significantly. Salaries and compensation total $31,633 and $983,773 for the year ended December 31, 1997 and 1998 respectively,as compared to $505,372 for the nine months ended September 30, 1999. New employees had to be hired to handle the increased business activities of the Company.

For the nine months ended September 30, 1999, we recorded $1,467,900 in professional fees. A significant portion of this amount is non-cash expense, representing the issuance of common stock to certain professionals in exchange for professional services. Management anticipates that professional fees will decline significantly in the future.

Selling general and administrative expenses were $92,565 and $423,289 for the years ended December 31, 1997 and December 31, 1998 respectively, as compared to $623,451 for the nine months ended September 30, 1999. Approximately $175,000 of this increase was attributable to advertising for NutritionCafe.

Approximately $250,000 of the interest expense of $354,569 is attributable to the intrinsic value of the convertible debenture executed by the Company.

Net loss for the year ended December 31, 1997 was $151,846. Net loss for the year ended December, 31 1998 was $739,974. Loss before income taxes for the year ended December 31, 1998 was $719,374. We have generated a net loss of $3,478,802 for the nine months ended September 30, 1999 or net loss of $0.87 per share.

LIQUIDITY  AND  CAPITAL  RESOURCES.

December  31,  1997  &  1998  as  compared  to  September  30,  1999.

Total cash and cash equivalents as of September 30, 1999 were $100,312 as compared to $120,938 as of December 31, 1998 and $17,658 as of December 31, 1997, a decline of approximately 17% from the period ending December 31, 1998 to the period ending September 30, 1999.

Trade receivables were $4,889 at December 31, 1997 and $357,889 at December 31, 1998, including $267,240 related to Cutting Edge that was subsequently written off, but declined to $318,407 for the period ending September 30, 1999. Our 1998 trade receivables also included $11,745 related to IMMMU and IMMCEL, an amount for which we maintained adequate receivables and was fully reserved to cover an allowance for bad debt.

We recorded $503,839 in bad debt expense in December 1998, $267,240 of which was due to unknown financial difficulties experienced by Cutting Edge. The bad debt expense of $267,240 attributable to Cutting Edge represented 50% of the receivable balance due from Cutting Edge at December 31, 1998 and was due to the Cutting Edge's failure to return product we sold them. We recorded the bad debt expense relating to Cutting Edge in December 1998 and ceased doing business with them at that time. In addition,the bad debt expense was due to the bankruptcy of another customer, Dynamic Health Concepts. During 1998 a total of two (2) customers, Cutting Edge and Dynamic Health Concepts, accounted for approximately seventy-two percent (72%) of our sales.


Our decision to pull Revivareant from the market impacted our short-term income potential due to the large percent of 1998 revenues from this product. During 1999 we have made several decisions, which we believe will help replace the lost revenue. Specifically, we developed our Max Impact line of supplements and packaged them in a daily package of three pills each, which are marketed to convenience stores.


Additionally, we signed an agreement with the WCW to produce and market the ultra energy bars, which include the likenesses of Hulk Hogan, Bill Goldberg and Randy "Macho Man" Savage. Additionally, during 1999 we increased our usage of outside brokers for sales to independent retail locations and hired sales personnel for direct marketing to our target industries. The result of these changes has been the elimination of our reliance on a few large customers for our revenue. We believe these changes will position us for increased revenues in the near future.

Inventory  was  $23,699  at December 31, 1997, increased to $188,737 at December
31, 1998 and to $377,270 at September 30, 1999. This increase in inventory is attributable to the launch of Nutrition Cafe and the inventory that we are required to carry to meet customer orders.

Total current assets were $46,246 at December 31, 1997 and $679,309 at December 31, 1998 and increased approximately 40% to $1,308,267 at September 30, 1999

Property and equipment increased from $5,481 on December 31, 1997 to $33,403 on December 31, 1998 and to $1,459,270 on September 30, 1999. This increase is due primarily to our purchase of the facility, which houses our warehouse operations for Nutrition Cafe, and the equipment purchased to operate this facility. The $228,705 attributable to software development represents our investment in the Nutrition Cafe website software.

We also experienced a significant increase in liabilities. Accounts payable increased from $14,873 on December 31, 1997 to $625,767 on December 31, 1998 and to $926,612 on September 30, 1999. In addition, we issued a convertible debt instrument in the amount of $1,000,000 in 1999. The proceeds raised from this debt offering were used to purchase the warehouse facility.


Management believes that we have sufficient revenue and reserves to finance ongoing business activities for the 12 months ending September 30, 2000. However, any judgment or claim in favor of a claimant regarding Revivarant could have a materially adverse effect on our results of operations, our financial condition and liquidity, including that we may be unable to continue in business.

BUSINESS  DEVELOPMENT.

Trimfast, Inc. was organized as a Florida corporation in April of 1997 and, in its first year of operations generated revenues of $22,338. Start-up and operating costs totaled $164,559 that resulted in a net loss of $151,846. Trimfast, Inc.'s president, Michael Muzio, who, as of December 31, 1997, was owed a total of $150,200, funded these operating expenses. Fiscal year 1998 represented the first full year of operations for Trimfast, Inc. From the beginning, management chose not to invest the capital required to lease or acquire the machinery needed to manufacture their products. Instead, Trimfast, Inc. relied upon contract manufacturers, freeing working capital for other matters.

At the beginning of August 1998, our assets were negligible, totaling $599. Liabilities at that time totaled $680,917 with no revenues being generated and no business plan in place. Accumulated losses totaled $1,122,218 with a stockholders deficiency of $680,318. Due to the lack of revenues and no business plan, our management sought out an acquisition candidate and, on August 12,
                                                                             --
1998, acquired all of the issued and outstanding shares of common stock of Trimfast, Inc., a company engaged in the nutraceutical business.

With the addition of our wholly owned subsidiary, Trimfast, Inc., revenues in 1998 were $1,925,332.

Cost of sales was $567,472 resulting in a gross profit of $1,357,860. Operating expenses totaled $2,076,797 resulting in loss from operations of $718,937. We recorded $503,839 in bad debt expense in December 1998. This sum was partially due to the financial difficulties experienced by Cutting Edge, a customer who accounted for approximately sixty percent (60%) of our revenues in 1998 and the bankruptcy of another customer. The bad debt expense of $267,240 attributable to Cutting Edge represented 50% of the receivable balance due from Cutting Edge at December 31, 1998 and was due to the failure of Cutting Edge to return product we sold to them. In December 1998, we recorded the bad debt expense relating to Cutting Edge and ceased doing business with them at that time. During 1998, a total of two (2) customers accounted for approximately seventy-three (72%) of our sales. Prior to our acquisition of Trimfast, Inc., Trimfast, Inc. was engaged in the nutraceutical business, distributing health and fitness products.

Our cash balance as of December 31, 1998 was $105,641. We also had approximately $358,000 in accounts receivable and $188,000 in inventory. Our total assets as of December 31, 1998 were $731,438. Liabilities totaled $718,467 that was comprised of approximately $626,000 in accounts payable, $72,000 in notes and $20,600 in income taxes payable.

1998 represented a growing year for us. Relationships with distributors, manufacturers and wholesalers had to be established. Manufacturing rates and shipping costs all had to be analyzed and evaluated. With our acquisition of Trimfast, Inc. in 1998, we opened new financing opportunities that would have otherwise been foreclosed to us. We received a significant capital infusion through the issuance of our common stock in private placements and borrowed funds from private lenders.


1999 saw our launch of the NutritionCafe website and the purchase of the assets of Ice Water. Management believes direct sales to consumers will significantly reduce reliance on several customers. During the next twelve months of operation, management remains confident that revenues from operations will be able to support our ongoing operations. However, any judgment or claim in favor of a claimant regarding Revivarant could have a materially adverse effect on our results of operations, our financial condition and liquidity, including that we may be unable to continue in business. Should the Company determine additional financing is necessary, the additional financing will be to expand current or proposed operations.

Debentures.

In June 1999, we entered into a debenture agreement. As a result, we have $1,000,000 of 7.0% convertible debentures outstanding, which mature on June 14, 2002. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of our common stock, $0.001 par value per share, at a conversion price equal to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP for the five consecutive trading days prior to the conversion date.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of any conversion, with respect to the principal amount of the Debenture being converted, until the principal amount is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

With our twenty (20) days notice, we may redeem the Debentures in whole or in part at any such time as the closing bid price of our common stock, as reported by Bloomberg, LP,

falls to $6.00 or less at a redemption price equal to the principal amount of the Debenture being redeemed plus accrued interest on such amount and the profit that the holder would have received upon conversions of that portion of the Debenture being redeemed.

ITEM  3.  DESCRIPTION  OF  PROPERTY

Our executive offices are located at 777 South Harbour Island Boulevard, Suite 780, Tampa, Florida 33602, where we lease approximately 2,772 square feet of office space at a monthly rent of $5,197.50. We feel that this space is adequate for our needs at this time. The current lease term expires on October 31, 2004. Upon such expiration, we believe that we will be able to obtain renewal terms or a lease for new space at terms favorable to the Company.

We also exercised a lease option to acquire a 17,000 square foot warehouse facility in Clearwater, Florida. The total purchase price for the property was $1.2 million. On July 30, 1999, we paid for the warehouse facility in full with funds raised from the issuance of preferred stock and warrants.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following tables set forth the ownership, as of September 30, 1999, of our common stock by our officers, directors and principal shareholders who are known by us to own, either beneficially or of record, more than 5% of said stock and by all directors as a group.

Security  Ownership  of  Officers  and  Directors.

TITLE  OF                                      NO.  OF   NATURE OF
CLASS       NAME  &  ADDRESS                  SHARES(1)  OWNERSHIP     %OWNED
------------------------------------------------------------------  ------------
Common      Michael  Muzio                    1,194,203     Direct        26.30%
            4957  Bayshore  Blvd.
            Tampa,  Florida  33611

Common      Gregg  Vosler                             0     Direct            0%
            851  Lantana  Avenue
            Clearwater Beach, Florida 34630

Common      Christopher  Hee                      1,590     Direct  Less than 1%
            3152  Fiesta  Drive
            Dunedin,  Florida  34689

Common      John  Troy                                0     Direct            0%
            4014  W  Waters  Avenue  #1508
            Tampa,  Florida  33614
------------------------------------------------------------------------------

All  Officers  and  Directors  as  a  Group
(3  Individuals)                             1,195,793
26.5%

      (1) Any shares of Common stock underlying outstanding options, warrants or convertible debentures are included in the figures under number of shares.


Changes  in  Control.

There are currently no arrangements, which would result in a change in control of our Company.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Our Bylaws provide that we shall have a minimum of three (3) directors on the board at any one time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers of the Company are as follows:
NAME  AND  ADDRESS                    AGE      POSITIONS  HELD
------------------------------------------------------------------------------
Michael  Muzio                         36      President/Treasurer/Director
4957  Bayshore  Blvd.
Tampa  Florida  33611

Gregg  Vosler                          52      Vice President/Secretary/Director
851  Lantana  Avenue
Clearwater  Beach  Florida  34630

Christopher  Hee                       58      Director
3152  Fiesta  Drive
Dunedin  Florida  34689

John  Troy                             37      Chief  Financial  Officer
4014  W  Waters  Avenue  #1508
Tampa,  Florida  33614


The directors named above will serve until the next annual meeting of our shareholders or until their successors shall have been elected and accepted their positions. Directors are elected for one-year terms. Mr. Muzio, Mr. Vosler and Mr. Troy are parties to oral employment agreements with the Company that pays annual salaries of $150,000, $50,000 and $65,000 respectively. In addition, these oral employment agreements include provisions for family health insurance coverage through the Company, provisions for memberships at the Harbour Island Athletic Club, and Mr. Vosler has use of an automobile owned by the Company.

We have no minimum or maximum bonuses, which are implied or expressly communicated, to any of our employees. Bonuses are only paid at the direction of our Board of Directors. All factors affecting performance are evaluated by our board of directors, including the company's overall performance and the impact that individual had upon our performance. When appropriate, a bonus amount is proposed to the Board of Directors and is submitted for a vote.

MICHAEL MUZIO: Since 1996, Mr. Muzio has served as president of the Company and Trimfast, Inc. Prior thereto, from 1991 until 1995 he served as chief executive officer of Advanced Medical Diagnostics, Inc. Research and development in health related products represent a significant portion of his prior work experience. In 1994, Mr. Muzio filed for Bankruptcy Protection under Chapter 7 in the Southern District of Florida, Case Number 93-5409-8P7.

GREGG VOSLER: Mr. Vosler has served as vice president of the Company and Trimfast, Inc. since November of 1997. Previously, from June 1996 to November 1997, he served as Director of Development for Physician's Weight Loss Center in Akron, Ohio. In that capacity he was responsible for systems and franchise development in the United States. From 1993 through June 1996, he served as an independent consultant in the medical weight loss and health industry.

CHRISTOPHER HEE: Mr. Hee was appointed to serve as a director of the Company on October 6, 1998. Dr. Hee received his M.D. degree at Sydney University, in
Sydney, Australia. He completed his residency at State General Hospital in Melaka, Malaysia in 1975. Dr. Hee opened and operated four medical clinics in Tampin, Malaysia from 1981 to 1992. After gaining admission to practice medicine in the United States in 1992, Dr. Hee became the Chief Medical Officer of the Tampa Military Processing Station for the United States Department of Defense, where he still presently works. Dr. Hee provides the Board with the medical background and skills necessary for the Company to develop vitamins and supplements.

JOHN TROY: Mr. Troy became our Chief Financial Officer in October of 1999. Prior to his current position, he served as a Controller for EnviroSys International from February to September of 1999. From November 1997 through October 1998, Mr. Troy was an Assistant Controller of Raymond James & Associates. From November 1995 through May of 1997, he was Accounting Manager at Lykes, Financial Services Division. Prior to this position, Mr. Troy was a Controller of Chico's FAS, Inc. until March of 1995. Mr. Troy obtained his Associates of Science Degree in May of 1988 from Holyoke Community College and his Bachelor of Science Degree in Accounting from Western New England College in 1990.

ITEM  6.  EXECUTIVE  COMPENSATION

Mr. Muzio, our president and treasurer, oversees the operations of the Trimfast, Inc. subsidiary and in consideration thereof, receives annual compensation of $150,000. Mr. Vosler, the Company's vice president and secretary, oversees sales and in consideration thereof receives annual compensation of $50,000. Mr. Muzio and Mr. Vosler exercise complete control over employee compensation. Mr. Troy is responsible for the accounting and financial reporting activities of the Company and receives annual compensation of $65,000.

The terms and conditions of each officer's employment is reviewed annually by our Board of Directors who may also award annual bonuses. There is no compensation paid to our board members for serving on the Board of Directors. However, board members are reimbursed for all costs and expenses incurred in either attending Board meetings or, for any expenses incurred on our behalf.

The following table sets forth the compensation of the company's three (3) officers for the last three (3) fiscal years:

                           SUMMARY  COMPENSATION  TABLE



                                  Annual  Compensation                 Long-Term
Compensation                                                           ---------
Name  &                            -------------------
----------------------        Other
Position             Year    Salary       Bonus      Other      Stock
SARs           LTIP            Comp
--------------------------------------------------------------------------------
-------------------------------------
Michael  Muzio       1999     $150,000     $0         $0         $0
$0             $0              $0
  President  &       1998     $150,000     $0         $0         $240,000(1)
$0             $0              $0
  Treasurer          1997      $0          $0         $0         $0
$0             $0              $0

Gregg  Vosler        1999     $50,000      $0         $0         $0
$0             $0              $0
  Vice  President    1998     $50,000      $0         $0         $96,000(1)
$0             $0              $0
  &  Secretary       1997     $31,000      $0         $0         $0
$0             $0              $0

John  Troy           1999     $52,500      $0         $0         $53,750(2)
$0             $0              $0
  Chief  Financial   1998     $0           $0         $0         $0
$0             $0              $0
  Officer            1997      $0          $0         $0         $0
$0             $0              $0


(1) The amount used in this table was calculated using the market close price for TRIM common stock on December 31, 1998.

(2) The amount used in this table was calculated using the market close price for TRIM common stock on December 31, 1999.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

On August 12, 1998, we acquired all of the issued and outstanding shares of common stock of Trimfast, Inc., in exchange for the issuance of  1,370,049  shares
of our common stock. In conjunction therewith, Michael Muzio acquired 975,000 shares of our common stock and Gregg Vosler was issued 120,000 shares of our common stock. As a result of this transaction the shareholders of Trimfast, Inc. gained control of our Company after August 12, 1998.

On December 8, 1998, Mr. Muzio purchased all 508,313 shares of our outstanding common stock held beneficially by our prior principal shareholder in a private transaction.

Effective December 31, 1998, our principal shareholder exchanged $126,664 of loans due to him by us for 70,358 shares of our common stock. The number of shares received by Mr. Muzio was on a dollar for dollar basis, based upon the outstanding debt obligation as of December 1, 1998 and the stock valued at $1.80 per share, with the debt due Mr. Muzio. During 1998, we issued 19,500 shares of our common stock to Marsha Hardin, an associate and business consultant to Mr. Muzio, in a related party exchange for a loan payable by us in the amount of $40,000.

In February Michael Muzio contributed 500,000 shares of restricted stock of Insiderstreet.com, Inc. to the Company. The shares were valued at the $7.50 based on the quoted trading price on the date of contribution. The shares contributed are less than 20% of issued and outstanding shares of Insiderstreet.com, Inc. and is accounted for as a long-term investment.

Mr. Muzio has entered into an oral employment agreement with us, which pays him an annual compensation of $150,000. It is expected that we will renew this agreement in the year 2001. Mr. Vosler has entered into an oral employment agreement with us, which pays him an annual compensation of $50,000. It is expected that we will renew this agreement in the year 2001. As of January 1, 2000, Mr. Troy has entered into an oral employment agreement with us, which pays him an annual compensation of $65,000. It is expected that we will renew this agreement in the year 2001.

We periodically advance funds to the principal stockholder and his affiliates as well as borrow funds from the same parties. All of these amounts are interest free without specific repayment terms.

ITEM  8.  DESCRIPTION  OF  SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement.

COMMON  STOCK.

General.

We are authorized to issue one-hundred million (100,000,000) shares of common stock having a par value of $ 0.001 per share. As of September 30, 1999, there were 4,540,978 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

Voting  Rights.

Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any item submitted a vote of the shareholders, except as otherwise provided by law.

Dividend  Policy.

All shares of common stock are entitled to participate ratably in dividends when and as declared by our Board of Directors out of the funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business, and that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, our capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous  Rights  and  Provisions.

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

Under Nevada law, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce corporate expense associated with annual special meetings of the shareholders. If shareholder action is taken by written consent, we will be required to send each shareholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.

PREFERRED  STOCK.

We have authorized the issuance of twenty million (20,000,000) shares of Class A Preferred Stock with a par value of $0.01 and twenty-million (20,000,000) shares f Class B Preferred Stock with a par value of $0.01.
                                       31
These shares have such rights and preferences as determined by the Board of Directors. The Board of Director's ability to issue preferred stock without further shareholder approval has the potential to delay, defer or prevent a change in control of the Company.

As of March 31, 2000, there were 15,000 shares of Series A Preferred Stock, par value $0.01 per share, outstanding. According to the terms of the Security Purchase Agreement for these shares signed on the same date, such shares were purchased at a price of $100.00 per share. The shares are (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issue thereof. All shares of our common stock are declared junior in rank to such Series A preferred shares.

Dividends.

Regular Dividends. Each holder of the preferred shares shall be entitled to receive on each July 1 and January 1, or if such date is not a business day, the immediately subsequent business day, commencing January 1, 2000, dividends at a rate of eight percent (8%) per annum, computed on the basis of $100.00 per preferred share. Such dividends shall be cumulative from (and including) the issuance date of such preferred shares and shall accrue daily, whether or not earned or declared, thereafter until paid, and shall be calculated on the basis of a 360 day year. Dividends shall be payable in cash; provided, however, that in lieu of paying such dividends in cash, we may, at our option, pay any or all of such dividends by delivery of a number of shares of our common stock equal to the quotient of (x) the dollar amount of the Regular Dividends to be paid on such date, divided by (y) the conversion price, as provided by agreement, determined on the day which is the third (3rd) business day prior to the date.

Participating Dividends. In the event any dividend or other distribution payable in cash or other property is declared on our common stock, each Series A preferred shareholder on the record date for such dividend or distribution shall be entitled to receive, per preferred share on the date of payment or distribution of such dividend or other distribution, the amount of cash or property equal to the cash or property which would be received by the Series A preferred shareholders of the number of shares of common stock into which such preferred share would be converted immediately prior to such record date.

Conversion.

Any holder of the Series A preferred shares shall be entitled to convert any whole number of preferred shares into fully paid and nonassessable shares of Common Stock in accordance with the Certificate of Designations, Preferences and Rights for such preferred shares. Without our prior consent, a holder shall not be entitled to convert any preferred shares during the period beginning on and including the issuance date and ending on and including the date that is 120 days after such issuance date.

We shall not issue any fraction of a share of common stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of common stock, we shall round such fraction of a share of common stock up to the nearest whole share. Each share of the Series A Preferred Stock is convertible at the lesser of (a) $8.5938 or (b) 80% of the market price of the common stock as defined in the agreement and is subject to adjustment as provided in the Certificate of Designations, Preferences and Rights for such preferred shares which is included as an exhibit to this Registration Statement. Adjustment is provided for in situations such as, but not limited to: our issuance of options, our issuance of convertible securities, or our change or alternative treatment of option prices or prices of conversion.

Voting.

Holders of Series A preferred shares shall have no voting rights, except as required by law, including but not limited to the General Corporation Law of the State of Nevada, and as expressly provided in the Certificate of Designations, Preferences and Rights. The person or persons entitled to receive the shares of common stock issuable upon a conversion of Series A preferred shares shall be treated for all purposes as the record holder or holders of such shares of common stock, with rights described above, on the date of conversion.

Liquidation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A preferred shares shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to the holders of any of our capital stock of any class junior in rank to the preferred shares in respect of the preferences as to the distributions and payments upon our liquidation, dissolution and winding up, an amount per preferred share equal to $100 and any accrued but unpaid Regular Dividends and Participating Dividends. If insufficient funds are available to fulfill this obligation, each Series A preferred shareholder would receive his pro rata share.

Redemption.

In addition to all other rights of the holders of Series A preferred shares, upon our consummation of a major transaction or triggering event, as defined by the Certificate of Designations, Preferences and Rights for such preferred shares, each holder of Series A preferred shares shall have the right, at their option, to require us to redeem all or a portion of such holder's preferred shares at a price per Series A preferred share equal to the greater of (i) 125% of the stated value of such preferred share and (ii) the product of the conversion rate in effect at such time as such holder delivers a Notice of Redemption at Option of Buyer and the Closing Sale Price of our common stock on the date immediately preceding such major transaction or triggering event on which the principal market, or the market or exchange where the common stock is then traded, is open for trading.

Taxes.

We shall pay any and all taxes that may be payable with respect to the issuance and delivery of common stock upon the conversion of Series A preferred shares.

THE FOLLOWING DESCRIPTIONS OF CERTAIN TERMS OF THE DEBENTURES AND WARRANTS DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE DEBENTURES AND WARRANTS PURSUANT TO WHICH THE DEBENTURES AND WARRANTS WERE ISSUED, A COPY OF WHICH IS AN EXHIBIT TO THE REGISTRATION STATEMENT.

TERMS (WHETHER OR NOT CAPITALIZED) USED BUT NOT DEFINED IN THIS SECTION HAVE THE MEANINGS GIVEN TO THEM IN THE RESPECTIVE WARRANTS OR DEBENTURES.

WARRANTS.
MAY  1999  WARRANTS.

In  General.

We have warrants outstanding to purchase 20,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until May 12, 2000. In addition, we have warrants outstanding to purchase 20,000 common shares at an exercise price of $7.00 per share. These warrants are exercisable on any date until May 13, 2000. These warrants carry no other rights or provisions.

JULY  1999  WARRANTS.

In  General.

We currently have Warrants outstanding affording the holders thereof the opportunity to purchase a total of 223,881 shares of our common stock. The holders of the Warrants are entitled to purchase each share of common stock at a price of $10.31 per common share (subject to adjustment as hereinafter provided) at any time until 11:59 p.m. Central Time on July 16, 2002. Unless exercised, the Warrants will automatically expire on July 16, 2002. The Warrant Agreement may be amended, subject to certain exceptions, by the Company and the warrant agent with the consent in writing of the holders of at least a majority of the Warrants, provided that no such action may increase the Warrant Exercise Price of the Warrants or decrease the number of shares or class of stock obtainable upon exercise of any Warrants without the written consent of the holder of such Warrant.

Adjustment  of  Warrant  Exercise  Price.

The Warrant Exercise Price and the number of shares of common stock issuable upon exercise of the Warrant may be adjusted from time to time due to our subsequent issuance of any shares of common stock not issued in connection with an approved stock plan or upon exercise or conversion of the other Securities, our issuance of options, our issuance of convertible securities, our declaration of dividends or subscription rights, our subdivision or combination of common stock, our distribution of our assets other than dividends, or other certain events undertaken on our part including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features.


Immediately upon any adjustment of the Warrant Exercise Price, we are required to give written notice thereof to the holders of these Warrants, setting forth in reasonable detail, and certifying the calculation of such adjustment. Further, we are required to give written notice to the holders of these Warrants at least twenty (20) days prior to the date on which we close our books or take a record (a) with respect to any dividend or distribution upon the common stock,
(b) with respect to any pro rata subscription offer to holders of common stock or (c) for determining rights to vote with respect to any organic change, dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Failure  to  Issue.

If we shall fail for any reason or for no reason to issue to the holder, on a timely basis as described in the Warrant, a certificate for the number of shares of common stock to which the holder is entitled upon the holder's exercise of this Warrant or a new Warrant for the number of shares of common stock to which such holder is entitled pursuant to the Warrant, we shall pay the amount of 0.25% of the product of (a) the number of shares of common stock not issued to the holder on a timely basis and to which the holder is entitled and/or, the number of shares represented by the portion of this Warrant which is not being converted, as the case may be, and (b) the average of the closing bid price of our common stock for the three consecutive trading days immediately preceding the last possible date which we could have issued such common stock or Warrant, as the case may be, to the holder as additional damages in cash each day the issuance of such common stock certificate or new Warrant, as the case may be, is not timely effected.

Taxes.

We shall pay any and all taxes which may be payable with respect to the issuance and delivery of Securities upon exercise of the Warrant.

JULY  1999  WARRANTS.

In  General.

We have warrants outstanding to purchase 18,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until July 26, 2000. In addition, we have warrants outstanding to purchase 50,000 common shares at an exercise price of $4.00 per share. These warrants are exercisable on any date until July 29, 2000. These warrants carry no other rights or provisions.

DEBENTURES.

In  General.

We have $1,000,000 of 7.0% convertible debentures to Calp II LP, a Bermuda corporation with a mailing address in Toronto, Ontario outstanding, which mature on June 14, 2002. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of our common stock, $0.001 par value per share at a conversion price equal to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP for the five consecutive trading days prior to the conversion date. (see item 4 recent sales of unregistered securities)

We have received notice from Cranshire Capital, L.P., The DotCom Fund, LLC, S Roberts Productions, LLC and Keyway Investments Limited, the subscribers to the Company's Series A Convertible Preferred Stock that each seeks redemption of its holdings, a total of 1,500 preferred shares issued to these investors. The investors seek a total of $1,875,000 for the redemption of their Series A Preferred Stock plus all accrued but unpaid dividends and all accrued but unpaid liquidated damages. The redemption requirement applies unless the Company has registered the Common Stock issuable upon conversion by the holders. The Company is unable to register the underlying common stock at this timebecause it cannot file a registration statement with the Securities and Exchange Commission that complies with the accountants' report requirements. The Company [was/is] required to cause a registration statement covering the shares to be declared effective before November, 2000. There can be no assurances that we will ever be in a position to file a registration statement that complies with the applicable requirements.


Interest.

Interest will be paid on the Debentures at a rate of 7.0% per annum, at the time of any conversion, with respect to the principal amount of the Debenture being converted, until the principal amount is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at our option.

Redemption.

With our twenty (20) days notice, we may redeem the Debentures in whole or in part at any such time as the closing bid price of our common stock, as reported by Bloomberg, LP, falls to $6.00 or less at a redemption price equal to the principal amount of the Debenture being redeemed plus accrued interest on such amount and the profit that the holder would have received upon conversions of that portion of the Debenture being redeemed.

Marketability.

There is no public market for the Debentures and a limited public market for our common stock. There can be no assurance that a public market will develop for the Debentures or that the public market for the common stock will continue. The terms of the Debentures were determined by negotiation between the parties bound thereby and do not necessarily bear any direct relationship to our assets, earnings, book value per share or other generally accepted criteria of value. Our common stock is presently quoted on the OTCBB under the trading symbol "TRIM."

Taxes  and  Fees.

We shall pay any and all documentary, stamp, or similar issue or transfer tax due on the issue of shares of common stock upon conversion of the Debenture.

Conversion  of  Debentures.


The holder of a Debenture will be entitled at any time prior to the close of business on June 14, 2002, subject to prior redemption and conversion, to convert the Debentures in denominations of $5,000, or multiples thereof, at the principal amount thereof, into shares of our common stock at the conversion price of the lesser of $8.50 or 80.0% of the 5-day average closing bid price as reported by Bloomberg, LP, for the five consecutive trading days prior to the conversion date. We will not issue fractional shares upon conversion of Debentures. Instead, we will round up or down, as the case may be, to the nearest whole share.


The number of shares of common stock purchasable upon the conversion of the debenture is subject to adjustment in certain events, as set forth in the Debentures. Such adjustments include the issuance of our stock as a dividend or distribution on the common stock; subdivisions, combinations and reclassifications of the common stock; the issuance to all holders of common stock of certain rights (but only when the rights become exercisable) or warrants entitling them to subscribe for our common stock at less than the current market price; except for cash dividends permitted by the Indenture, the distribution to all holders of our common stock of our assets or debt securities or rights (other than those referred to above, but only when such additional rights become exercisable) or warrants (other than those referred to above) to purchase our assets, debt securities or other securities; the issuance, in certain circumstances, of shares of our common stock for less than the then current market price; and the issuance in certain circumstances of securities which are convertible into or exchangeable for common stock (other than pursuant to transactions described above) for a consideration per share less than the then current market price of the common stock.

If we consolidate or merge with or into or transfer or lease all or substantially all of our assets to any person, the person must assume in writing our obligations under the Debenture.

Events  of  Default.

In the event that the common stock is not delivered per the written instruction of the Debenture holder, within seven (7) business days of the conversion date, we must pay the Debenture holder one percent (1.0%) in cash of the dollar value of the Debentures being converted per each day after the seventh (7th) business day following the conversion date that the common stock is not delivered. A provision for liquidated damages is also included in the Debenture in order to provide for damages that would be difficult to ascertain in the case of default on our part.

Should the delivery of shares of common stock upon conversion be delayed by our failure to have the common stock necessary for complete conversion available, we have agreed to pay to all holders of the outstanding Debentures for conversion default. The exact terms of such conversion default payment are included in the Debenture.

An Event of Default occurs if we default in payment of any principal of the Debenture when the same becomes due and payable at maturity, upon redemption or otherwise; default for five (5) business days on a payment other than the principal; fail to comply with the provisions of the Debenture for the period and after the notice required by the Debenture; engage in certain events of bankruptcy, insolvency or reorganization; or fail to maintain listing on any recognized exchange including the OTCBB. We must cure such default within five
(5) business days of such notice as provided for in the Debenture, or the Debenture holder will have the right to accelerate the payments due and declare the remaining principal amount of the Debenture to be due and payable upon such failure to cure.

SHARES  ELIGIBLE  FOR  FUTURE  SALE.

A significant portion of the shares of our common stock currently outstanding are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144 thereunder.

In general, under Rule 144 as currently in effect, any of our affiliates and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

TRANSFER  AGENT.

Florida Atlantic Stock Transfer, located in Tamarac, Florida, has recently been appointed the transfer agent of our common stock and preferred stock. Our prior transfer agent was in Nevada, and we wanted to appoint a transfer agent in the Eastern Standard Time Zone for convenience purposes.


PART  II.

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

Market  Information.

Our common stock is currently traded on the National Quotation Service Inc.'s pink sheets under the symbol "TRIM." As of December 31, 1999, there were 4,521,682 common shares and 15,000 preferred shares outstanding. There is limited trading activity in our securities, and there can be no assurance a regular trading market for our common stock will be sustained.

The following table sets forth, for the period indicated, the bid price range of our common stock. Please note that the prices reflected prior to August 12, 1998 reflect those of World Group and are not representative of the current business activities reflected throughout this registration statement.

                                                    High  Bid     Low  Bid
                                                    --------       -------
1997
Quarter Ended March 31, 1997                         $  9.00       $  3.37
Quarter Ended June 30, 1997                             5.50          1.55
Quarter Ended September 30, 1997                        3.75          1.50
Quarter Ended December 31, 1997                         2.62          0.25

1998
Quarter Ended March 31, 1998                         $ 12.50       $  2.50
Quarter Ended June 30, 1998                             5.31          3.10
Quarter Ended September 30, 1998                        2.60          1.50
Quarter Ended December 31, 1998                         5.30          1.20

1999
Quarter Ended March 31, 1999                         $  6.31       $  2.75
Quarter Ended June 30, 1999                            10.37          5.12
Quarter Ended September 30, 1999                        9.19          7.06
Quarter Ended December 31, 1999                         7.31          4.00

2000
Quarter Ended March 31, 2000                            7.25          3.50

Such market quotations reflect the high bid and low prices as reflected by the OTC BB or by prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. The following companies serve as market makers for our securities: D.L. Cromwell, Wilson Davis and Knight Securities. Aryeh Trading Inc. was market maker for our securities until approximately November 1, 1999

Holders.

As of March 31, 2000 there were approximately 196 holders of record of our common stock.

Dividends.


We have not paid any cash dividends since our inception, and the Board of Directors does not contemplate doing so in the near future. Dividends payments on the common stock are restricted while any shares of preferred stock or debentures remain outstanding. Loan agreements entered into in the future will likely restrict the payment of dividends. Any decisions as to future payment of dividends will also depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.


ITEM  2.  LEGAL  PROCEEDINGS

Product  Liability.

In early 1999, our product, Revivarant, which contains the chemical GBL was determined by the Food and Drug Administration to be unsafe for human consumption. Pursuant to a voluntary arrangement with the Food and Drug Administration, the product was recalled and removed from sale. Since the time of the recall, we have been subject to five known lawsuits and three notifications of possible claims relating to consumer use of this product. As of the date of this report, only one lawsuit has claimed a specific dollar amount of damages, specifically, $400,000 of compensatory damages and $350,000 of punitive damages.

At the time that the alleged causes of action arose, our third party manufacturer had an insurance policy in the amount of $1,000,000 per occurrence and up to $2,000,000 in the aggregate. We had received a certificate of insurance from the insurer under such policy. We have since obtained a company owned policy with an effective date of May 27, 1999. Our company owned product liability insurance will not be available to cover these claims, should we be found liable. The claims have been denied under our third party manufacturer's policy. We intend to contest the claim denials. As such, if we are found liable for these claims, our business, results of operations and financial condition could be adversely affected, including that we may be unable to continue in business. We intend to vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. We estimate that the total damages sought in these cases may be, in the aggregate, millions of dollars. Our management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action.


The  Revivarant  Suits.
An action was filed in the District Court of the Fourth District of Idaho on June 7, 1999 (Case No. CV PI 9900250D; Jensen v. Body Life Sciences, Inc. & Trimfast Group, Inc.). In this case, the Plaintiff has requested an unspecified amount of damages "to be proven at the time of trial, including punitive damages."

On June 14, 1999 an action was filed in the Circuit Court for Harrison County, Mississippi (Sheri Peck v. Trimfast Group, Inc., Body Life Sciences et al.) Case No.CV-PI_99-250D). In the Peck case, the Plaintiff has requested an unspecified amount of "actual, compensatory and punitive damages."

On April 5, 1999, an action was filed in the Circuit Court of Tennessee for the Thirteenth Judicial District at Memphis (Case No. 99-3121; Cliffton v. Body Life Sciences, Inc.), seeking $400,000 in compensatory damages and $350,000 in punitive damages. The consumer of the product alleges serious harm, including seizures and loss of consciousness requiring hospitalization, from the consumption of Revivarant.

On August 6, 1999, an action was filed (Shaw v. Body Life Sciences, Inc. Trimfast Group, Inc., et al, State Court in Fulton County, State of Georgia, Case No. 99-US156301-E) against Body Life Sciences by Bryan Shaw resulting from the use of Revivarant. In this case the Plaintiff has requested an unspecified amount of damages.

In October 22,1999, an action (Brooks vs. Body Life Sciences, Inc. Trimfast, Inc. et al. U.S. District Court, Western District of the State of Tennessee Case No. 00-2300-GA) was filed against us seeking an unspecified amount of damages resulting from the use of Revivarant.


Since our company owned product liability insurance only became effective on May 27, 1999, we may have no insurance coverage, other than any coverage that we may have under our third party manufacturer's policy, for the above mentioned claims or for future claims relating to the sale of Revivarant. All claims that we have submitted to our third party manufacturers insurance company have been denied. Further, we have insufficient assets available to pay any such product liability claims. Any judgment or claim in favor of the Claimant could have a materially adverse effect on our results of operations, our financial condition and liquidity, including that we may be unable to continue in business.


We are presently engaged in various legal actions as mentioned above, although ultimate liability for such other actions cannot be determined at the present time. As a result, our business could be adversely affected, including that we may not be able to continue in business.

Intellectual  Property.

In June of 1999, we received a written communication from counsel for Slimfast Foods Company including a demand to cease and desist use of the TrimFast name. To date, no litigation has been filed in this matter, and management feels confident that our registration of the name with the U.S. Patent and Trademark office as well as the State of Florida will be sufficient to defend this usage. We believe that there is no confusion between the TrimFast and Slimfast in the marketplace, and the matter has been referred to outside counsel for an opinion on this matter. Should Slimfast Foods Company file suit in this matter and a judgment be rendered against us, it could have a material adverse effect on our business and operations.

Breach  of  Contract.

Phillips  Pharmatech  Labs  filed  suit against us on July 12,1999 (County Court
Pinellas 99-004791; Phillips Pharmatech Labs v. Body Life Sciences, Inc.) seeking damages in the amount of $14,000 in outstanding invoices for prior products not delivered. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed.

On June 14, 1999, a suit was filed against us for breach of contract (Case No. 99-8611CC; L.N. Label Company, Inc. v. Trimfast, Inc.) claiming damages in the amount of approximately $10,500.00 as a result of labels being produced for us. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed.


On April 21, 1999, a suit was filed against us for breach of contract (Case No. 99-5117CC; Graffiti Graphics Corporation v. Trimfast, Inc.) claiming damages in the amount of approximately $5,500.00. A judgment was awarded against us in the amount of $6,442.95. Plaintiff has garnished our bank account for this amount and a satisfaction of judgment should be forthcoming.


On June 1, 1999, a suit was filed against us for breach of contract (Supreme Court of New Jersey Docket # BER-L-4756-99; Kingchem, Inc. v. TrimFast Group, Inc.) claiming damages in the amount of approximately $35,000. Kingchem was one of our suppliers, until a dispute arose about the quantity of supplies that had been delivered to us. A default judgment has been entered against us in this matter in the amount of $34,949.

On March 27 2000, a suit was filed against us for breach of contract (United States District Court for the Southern District of New York Docket # 00CV229 Gainsford Ventures, Inc. v. TrimFast Group, Inc. Harry Kay, Arcobel Investment and Interwest Transfer). The suit alleges, that 600,000 shares of the TrimFast stock, which was previously owned by Kay, were improperly canceled by us while still validly owned by the Plaintiff Gainsford Ventures, SA. Gainsford has demanded the removal of the stop transfer order from their share certificate(s) or in the alternative demanded that the company reissue new share certificates. Gainsford has also alleged in its complaint a breach of fiduciary responsibility on the part of our Company. In addition to the allegations made by Gainsford Ventures, Royalsea International Incorporated, a Panamanian corporation has alleged a breach of a consulting agreement with us and is seeking the issuance of 270, 000 shares of the company's common stock. In addition to the remedies set forth herein, the Plaintiffs seek $100,000 in compensatory damages and $10,000,000 in punitive damages. We have not had the opportunity to evaluate whether we will prevail in this suit, but plan to vigorously defend this action. Should a judgment be granted against us, the amount should not exceed the damages claimed. A damage award could have an adverse effect upon our operations and financial condition.

On February 8, 2000, a suit was filed against us in Pinellas County Circuit Court (Case No. 00-802) Aryeh Trading Inc, Plaintiff vs. Trimfast Group, Inc. Aryeh Trading has recently filed an action in Pinellas County Circuit Court seeking specific performance pursuant to an agreement for us to purchase 155,000 shares of our common stock from Aryeh at $8.50 per share. The Plaintiff also seeks to foreclose on our warehouse facility located at 2555 Black Burn St.
Clearwater Florida. We believe that the underlying agreement requires arbitration of any disputes. As a result, management believes such action will be dismissed or delayed pending a proper resolution of the issues concerning enforceability of the arbitration provision. We also believe that the instrument, which allegedly created the Plaintiff's interest in the real property, is not in recordable form and cannot be the basis to file a mortgage foreclosure action. We have filed a Motion to Dismiss with respect to both causes of action. Discovery is beginning and no opinion is available as to the likely result.


On February 24, 2000, a suit was filed against us in Hillsborough County Circuit Court (Case No. 00-1444) Francois Goelo, Plaintiff vs. Michael Muzio, Trimfast Group, Inc. Insidersteet.com Inc. Sierra Holdings Gruo, Inc. and Millennium Health Products, Inc. This suit alleges seven counts against the defendants including an action to enforce a contract, specific performance to deliver stock previously paid for, treble damages pursuant to Civil Remedies for Criminal Practices Act, Conversion, imposition of a constructive trust, imposition of an action to impose an equitable lien on assets and an accounting. This action arises from Plaintiff's allegation that plaintiff had purchased approximately 22,000 shares of our common stock, but that Defendants failed to deliver this stock and 100,000 shares of Sierra Holdings which were fully paid for in the amount of $95,750($77,000 for the TrimFast shares). The Plaintiff seeks delivery of the shares of common stock pursuant to the agreement and seeks compensatory damages in excess of $500,000, costs of the action, and punitive damages totaling $293,000 under Section 772.11 of the Florida Statutes. On May 3, 2000 plaintiff offered to settle this matter whereby our chief executive officer would pay the plaintiff, Mr. Francois Goelo, the sum of $95,750 and he would transfer 20,000 shares of our common stock to the plaintiff. In addition, the settlement offer provides that the parties will enter into a joint stipulation for dismissal of the action and execution of general releases. On May 9, 2000 we and our chief executive officer notified counsel for the plaintiff that we will accept the settlement offer.


Popov  and  McCullogh  LLP  v.  Trimfast

On February 4, 2000, a suit was filed against us in Superior Court, San Diego County California.(Case No. GIC-742910) Popov and McCullogh LLP, Plaintiff vs. TrimFast Group, Inc., Defendant. The case alleges that during 1999 Popov and McCullogh LLP performed services on behalf of TrimFast Group, Inc. and was never compensated for those services. The Plaintiff seeks payment for services rendered in the amount of $5,978.59. We have not had the opportunity to evaluate the likelihood of an unfavorable outcome in this suit.

Other.

In 1999, we initiated a legal proceeding against a former major customer in April of 1999 (Case No. 99-003807; Body Life Sciences, Inc. v. Threshold Technology, Inc.) to collect amounts receivable from such customer in an approximate amount of $535,000.00 as of December 31, 1998. Such receivables related to products sold to that customer during 1998, a portion of which were voluntarily recalled by us in January 1999, but never returned by the customer. The amounts recalled included 27 boxes of (12 count) 32oz. Revivarant, 1 Box of (9 count) 32oz. Revivarant, 3 Bottles of 4oz. Revivarant, 29 Boxes of (12 count) 200g Revivarant and some individual products from these lines. These products were voluntarily recalled because they contained GBL, which was found by the FDA to cause significant and potentially dangerous sedating effects. These products have no commercial value as they were recalled.

We have had difficulty ascertaining the domicile of corporation, and are in the process of attempting to confirm that we are making a claim against the appropriate defendant. Once this is ascertained, we will proceed with this action.

Bankruptcy.

We incorporated HLHK International Systems Pte Ltd., as a wholly owned subsidiary in the State of Nevada on July 8, 1996 to conduct telecommunications business in Malaysia and Singapore. This entity filed for bankruptcy protection in Singapore, and pursuant to The Companies Act Cap 50, the affairs of HLHK Interactive were wound up by High Court Order No. 84 of 1988 on May 22, 1998. We have no operations through this subsidiary and do not plan to have operations through this subsidiary in the future.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

The accounting firm of Schvaneveldt and Company previously audited our financial statements. As a result of the stock exchange agreement entered into between the Shareholders of Trimfast, Inc. and us on August 12, 1998, there was a change in control of the Company and a relocation of our principal place of business from Las Vegas, Nevada to Tampa, Florida. As a result of this move, the Board of Directors felt that we would be better served by retaining an accounting firm located in the State of Florida. As a result, we engaged the firm of Weinberg & Co. to conduct our latest audit.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

On August 12, 1998, while we were still known as HLHK World Group, Inc., and while we had a total of 817,749 shares of common stock issued and outstanding, we acquired 100% of the issued and outstanding common stock of Trimfast, Inc., a Florida corporation, in exchange for 1,370,049 shares of our stock. Under this exchange every 3 of our shares were exchanged for every 1 of Trimfast, Inc.'s shares. Concurrent with the acquisition, 5,500 additional shares of common stock were issued to an attorney and an employee.


On August 12, 1998, concurrent with our acquisition of Trimfast, Inc., Florida, we issued 75,000 shares of our common stock to our principal stockholder, in exchange for $491,198 which we owed to him.

In December 1998, our principal stockholder and president, Mike Muzio, exchanged $126,644 of loans due to his wholly owned affiliates for 70,358 shares of our common stock valued at a market price of $1.80 per share based upon the trading price of our common stock at the exchange date.

During 1999, we issued 44,500 shares of our common stock to unrelated parties in exchange for loans payable of $70,125 plus accred interest resulting in a loss on extinguishment of debt of $150,979.


During 1999, we issued 7,321 shares of common stock to an unrelated party in exchange for the remaining unpaid balance of a loan payable plus accred interest of a total of $30,882.

During 1999, one of our principal stockholder returned 50,000 shares of our common stock to us to settle $400,000 of liabilities owed to us.

During 1999, we issued 655,005 shares of our common stock to unrelated parties for cash consideration of $635,750. Included in these shares are the 155,000 restricted shares of common stock issued to Aryeh Trading for $4.00 each. Under agreements dated October 22, 1999 and November 10, 1999 the Company is obligated to repurchase these shares for $8.25 or at a higher amount pursuant to an escalation clause where the price increases $0.25 per share per month if not repurchased by a set date. To date none of the 155,000 shares have been repurchased. When repurchase, we will account for these shares as treasury stock.

During 1999, we issued 918,300 shares of our common stock to consultants and other professionals, in exchange for consulting and other professional services during 1999 and payment of software, all of which was valued at $4,745,061

During 1999, we issued 104,900 shares of our common stock to employees for $500,180 representing bonuses to these employees. The shares of common stock were valued for accounting purposes on the trading price of the grant date of the commons stock.

During 1999, we issued 100,000 shares of common stock valued at $4.75 per share to an escrow account as a $475,000 security deposit for an inventory line of credit.


During 2000, we issued 570,000 shares of common stock valued at $4.80 per share for the acquisition of Nutrition Clubstores, Inc.

During 2000, we issued 10,000 shares of common stock valued at $4.88 per share for legal services rendered in connection with various SEC filings.

The above issuances of our common stock were made by us in reliance upon the exemption from registration contained in Section 4(2) of the Act. We believed
Section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

We conducted an offering pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, raising total cash proceeds of $934,500 and resulting in the issuance of 403,000 shares of common stock. At the time of the offering, we were not subject to the reporting requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We were not a development stage company at the time of the offering and had not raised funds in the twelve months prior to the offering in reliance on Section 3(b) of the Act. A Form D was filed in connection with the offering. These shares were purchased from February 9, 1999 through April 5, 1999. Each shareholder in this offering received subscription documents stating that the securities had not been registered under the Act, and subsequently made representations that they were purchasing for investment purposes only and not with a view toward distribution of the securities.

In May of 1999, we issued warrants for the purchase of 40,000 shares of our common stock in exchange for placement services. Of these, 20,000 were issued to Cranshire Capital and are exercisable on any date until May 12, 2000 at a price of $4.00 per share. The remaining 20,000 were issued to Namex and are exercisable on any date until May 13, 2000 at a price of $7.00 per share. These warrants were issued without registration in reliance on the exemption from registration provided in Section 4(2) of the Securities Act.

In June 1999, we issued a total of $1,000,000 in convertible debentures to Calp II LP, a Bermuda corporation with a mailing address in Toronto, Ontario, out of a total offering of $3 million which mature on June 14, 2002. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of our common stock, $0.001 par value per share at a conversion price equal to the lesser of $8.50 or 80.0% of the 5 day average closing bid price as reported by Bloomberg, LP for the five consecutive trading days prior to the conversion date. The Company issued these debentures in reliance upon the exemption from registration contained in Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act. The issuance of the convertible debenture was an isolated issuance of securities to a non-U.S. entity, which is also an accredited investor. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

In July 1999, we issued 15,000 Class A convertible preferred shares and 223,881 warrants. Cranshire Capital purchased 5,000 preferred shares and 74,627 warrants for consideration of $300,010. Dotcom Fund purchased 3,000 preferred shares and 44,776 warrants for consideration of $500,010. Keyway Investments purchased 5,000 preferred shares and 74,627 warrants for $500,010. Robert Productions, Inc. purchased 2,000 preferred shares and 29,851 warrants for consideration of $200,010. The debentures contain a beneficial conversion feature whereby the stock is convertible any time after the issuance date at the lesser of (a) $8.5938 or (b) 80% of the market price of the common stock as defined in the Agreement. The preferred stock entitled the holder to receive on each July 1, and January 1, commencing January 1, 2000 cumulative dividends at 8% per annum computed on the basis of $100 per preferred stock. The warrants are exercisable at any time until July 16, 2002 at an exercise price of $10.31 per share and vest immediately. The Company relied upon the exemption from registration provided in Section 4(2) of the Act. We believed Section 4(2) was available for the issuance of the preferred shares and warrants because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.


We have received notice from Cranshire Capital, L.P., The DotCom Fund, LLC, S Roberts Productions, LLC and Keyway Investments Limited, the subscribers to the Company's Series A Convertible Preferred Stock that each seeks redemption of its holdings, a total of 1,500 preferred shares issued to these investors. The investors seek a total of $1,875,000 for the redemption of their Series A Preferred Stock plus all accrued but unpaid dividends and all accrued but unpaid liquidated damages. The redemption requirement applies unless the Company has registered the Common Stock issuable upon conversion by the holders. The Company is unable to register the underlying common stock at this timebecause it cannot file a registration statement with the Securities and Exchange Commission that complies with the accountants' report requirements. The Company [was/is] required to cause a registration statement covering the shares to be declared effective before November, 2000. There can be no assurances that we will ever be in a position to file a registration statement that complies with the applicable requirements.

 On April 25, 2000 the Company entered into a convertible debenture agreement with Gibralt U.S., Inc. a Colorado Corporation and FAC Enterprises, Inc. a Pennsylvania Corporation for a total of $3,000,000 due July 13, 2001 with interest at 12%. The proceeds will be used to open additional Nutrition Clubstores and produce and air the commercial spots for our WCW Ultra Energy Bars. On April 28, 2000 the first $1,000,000 was wired to our account.

In July of 1999, we issued warrants to purchase 68,000 shares of our common stock in exchange for consulting services. Of these, 18,000 were issued to Francois Goelo and are exercisable on any date until July 26, 2000 at a price of $4.00 per share. The remaining 50,000 were issued to Sal Russo and are exercisable on any date until July 29, 2000 at a price of $4.00 per share. These warrants were issued without Registration in reliance on the exemption from registration provided in Section 4(2) of the Act. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Section 78.7502 of the NRS provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. Indemnification of directors or officers is available if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further,  in  an  action  brought  by  the  corporation  or  in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders; (2) a majority of a quorum of the board of directors consisting of members of the board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that a director or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, the corporation must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.


                                  EXHIBIT  INDEX

--------------------------------------------------------------------------------
  Exhibit  #                      Description                      Page  Number
--------------------------------------------------------------------------------
     2.1       Kendrex  and  HLHK  Merger  (Incorporated  by               N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.1)
--------------------------------------------------------------------------------
     2.2       Trimfast,  Inc.  Acquisition  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.2)
--------------------------------------------------------------------------------
     2.3       Rescission  of  IMMMU  and  IMMCEL  Acquisitions            N/A
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  2.3)
--------------------------------------------------------------------------------
     3.1       Articles  of  Incorporation  (Incorporated  by              N/A
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  3.1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     3.2       Bylaws  (Incorporated  by  reference  as  filed  in         N/A
               Form  10-SB  filed  on  7/12/99  as  Exhibit  3.2)
--------------------------------------------------------------------------------
     4.1       Specimen  Share  Certificate  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.1)
--------------------------------------------------------------------------------
     4.2       Debenture  Agreement  (Incorporated  by  reference          N/A
               as  filed  in  Form  10-SB  filed  on  7/12/99  as
               Exhibit  4)
--------------------------------------------------------------------------------
     4.3       Warrant  Agreement  (Incorporated  by  reference            N/A
               as  filed  in  Form  10-SB/A  filed  on  12/23/99  as
               Exhibit  4.3)
--------------------------------------------------------------------------------
     4.4       Preferred  Share  Agreement  (Incorporated  by              N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.4)
--------------------------------------------------------------------------------
     4.5       Series  A  Certificate  of  Designations,                   N/A
               Preferences  and  Rights
--------------------------------------------------------------------------------
     10.1      Lease  Option  Agreement  (Incorporated  by                 N/A
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  10)
--------------------------------------------------------------------------------
     10.2      WCW  Agreement                                             E-60
--------------------------------------------------------------------------------
     10.3      Venture  Direct  Worldwide  Agreement                       N/A
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  10.3)
--------------------------------------------------------------------------------
     10.4      Distribution  Agreement  (Incorporated  by                  N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  10.4)
--------------------------------------------------------------------------------
     10.5      Convertible  Debenture  Subscription  Agreement            E-74
--------------------------------------------------------------------------------
     10.6      Aryeh  Trading  Agreement dated March 18, 1999             E-91
--------------------------------------------------------------------------------
     10.7      Aryeh Trading Agreement dated March 30, 1999               E-93
--------------------------------------------------------------------------------
     10.8      Aryeh Trading Agreement dated October 22, 1999             E-96
--------------------------------------------------------------------------------
     10.9      Aryeh Trading Agreement dated November 10, 1999            E-97
--------------------------------------------------------------------------------
    10.10      Stock  Exchange  Agreement-  Nutrition  Clubstores
               (Incorporated  by  reference  as  filed  in  Form  8-K      N/A
               filed  on  5/12/00)
--------------------------------------------------------------------------------
      21       Subsidiaries  of  Registrant  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  21)
--------------------------------------------------------------------------------
      27       Financial  Data  Schedule                                  E-98
--------------------------------------------------------------------------------

                      TRIMFAST  GROUP,  INC.  AND  SUBSIDIARIES

PART I:   FINANCIAL INFORMATION                                             PAGE
                                                                            ----

          Consolidated  Balance  Sheet  as  of
          September  30,  1999  (Unaudited)  and
          December  31, 1998                                                   3

          Consolidated  Statements  of  Operations
          for  the  Twelve  Months  Ended  December  31,  1998
          and  for  the  Three  and  Nine  Month  Periods
          Ended  September 30, 1999 (Unaudited)                                4

          Consolidated  Statement  of  Cash  Flows
          for  the  Year  ended  December  31,  1998
          and  for  the  Nine  Months  Ended
          September  30, 1999 (Unaudited)                                      5

          Consolidated  Statement  of  Changes  in  Stockholders'
          Equity  for  the  one  year  ended  December  31,  1998  and
          for  the Nine Months Ended September 30, 1999 (Unaudited)            6


          Notes  to  Consolidated  Financial  Statements
          (Unaudited) as of September 30, 1999                              7-15


          Management  Discussion  and  Analysis  of  Financial
          Condition and Results of Operations                              16-17

                                               TRIMFAST GROUP, INC.
                                        INTERIM CONSOLIDATED BALANCE SHEET
                                  AS OF DECEMBER 31, 1998 AND SEPTEMBER 30, 1999


                                                      ASSETS
                                                      ------


CURRENT ASSETS
                                                                                             SEPTEMBER 30, 1999
                                                                        DECEMBER 31, 1998        (UNAUDITED)
                                                                        -------------------  --------------------
  Cash                                                                             105,641   $            59,092
  Short-term investments                                                            15,297   $            41,220
  Accounts Receivable- Trade                                                       357,889               318,407
  Accounts Receivable- Other                                                        11,745               512,278
  Inventory                                                                        188,737               377,270
                                                                        -------------------  --------------------
     Total Current Assets                                                          679,309             1,308,267

PROPERTY AND EQUIPMENT - NET                                                        33,403             1,459,270

OTHER ASSETS
  Prepaid expenses                                                                       0                50,000
  Rent deposit                                                                      10,619                15,000
  Cash surrender value of life insurance                                             8,107                12,646
  Software development                                                                   0               228,705
  Goodwill - Net                                                                         0                54,708
                                                                        -------------------  --------------------
     Total Other Assets                                                             18,726               361,060
                                                                        -------------------  --------------------

TOTAL ASSETS                                                            $          731,438   $         3,128,596
                                                                        ===================  ====================

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
                                    ------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued expenses                                 $          625,767   $           926,612
  Notes and loans payable                                                           72,100                33,881
  Income taxes payable                                                              20,600                20,600
  Convertible debentures                                                                 0             1,000,000
                                                                        -------------------  --------------------
     Total Current Liabilities                                                     718,467             1,981,093

                                                                        -------------------  --------------------
TOTAL LIABILITIES                                                                  718,467             1,981,093
                                                                        -------------------  --------------------

STOCKHOLDERS' EQUITY
  Preferred Stock, Class A, $0.01 par value; 20,000,000
    shares authorized; 0 and 15,000 shares issued and outstanding
    as of December 31, 1998 and September 30, 1999 respectively                          0                   150
  Preferred Stock, Class B, $0.01 par value;
    20,000,000 shares authorized; none issued and outstanding                            0                     0
  Common Stock, $0.001 par value; 100,000,000 shares
    authorized, 2,260,775 and 4,540,978 shares issued and outstanding
    as of December 31, 1998 and September 30, 1999 respectively                      2,260                 4,541
Common Stock to be issued (77,881 shares) as of December 31, 1998
and (8,478 shares) as of September 30, 1999                                             78                     8
  Additional Paid-in capital                                                       925,987             6,936,610
  Accumulated deficit                                                             (891,820)           (4,370,622)
  Less cost of treasury stock (5,500 as of December 31, 1998
  and 32,500 as of September 30, 1999)                                             (23,534)             (139,547)
  Less common stock shares advanced                                                      0              (925,312)
  Less common stock subscriptions receivable                                             0              (358,325)
                                                                        -------------------  --------------------
     Total Stockholders' Equity                                                     12,971             1,147,503
                                                                        -------------------  --------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $          731,438   $         3,128,596
                                                                        ===================  ====================

                                                TRIMFAST GROUP, INC.
                                    INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                                 FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                         AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


                                                                               FOR THE THREE        FOR THE NINE
                                                         FOR THE ONE YEAR      MONTHS ENDED         MONTHS ENDED
                                                              ENDED         SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                                        DECEMBER 31, 1998       (UNAUDITED)          (UNAUDITED)
                                                        ------------------  -------------------  -------------------

NET SALES                                                       1,925,332              207,201              581,337

COST OF SALES                                                     567,472               89,925              408,495
                                                        ------------------  -------------------  -------------------

GROSS PROFIT                                                    1,357,860              117,276              172,842
                                                        ------------------  -------------------  -------------------

OPERATING EXPENSES

  Salaries and other compensation                                 983,773              208,215              505,372
  Commissions                                                      41,700               14,302               18,117
  Depreciation and amortization                                    10,498               54,202               54,202
  Professional fees                                                49,511              505,576            1,467,900
  Bad debt expense                                                503,839              102,723              102,723
  Selling, general and administrative expenses                    423,289              249,593              623,451
  Travel and entertainment                                         64,187               54,240              132,249
                                                        ------------------  -------------------  -------------------
        Total Operating Expenses                                2,076,797            1,188,851            2,904,014
                                                        ------------------  -------------------  -------------------

INCOME FROM OPERATIONS                                           (718,937)          (1,071,575)          (2,731,172)
                                                        ------------------  -------------------  -------------------

OTHER INCOME (EXPENSE)
  Realized gain on sale of trading securities - net                 1,905                  499                  499
  Unrealized gain on sale of trading securities - net                 922                    0              (18,549)
  Interest expense                                                 (3,264)            (354,569)            (354,569)
                                                        ------------------  -------------------  -------------------
        Total Other Income (Expense)                                 (437)            (354,070)            (372,619)
                                                        ------------------  -------------------  -------------------

LOSS BEFORE INCOME TAXES                                         (719,374)          (1,425,645)          (3,103,791)

FEDERAL AND STATE INCOME TAXES                                     20,600                    0                    0

                                                        ------------------  -------------------  -------------------
NET INCOME/ (LOSS)                                               (739,974)          (1,425,645)          (3,103,791)
                                                        ==================  ===================  ===================

Dividend on Preferred Stock                                                                                (375,011)

                                                        ------------------  -------------------  -------------------
NET INCOME/ (LOSS) APPLICABLE TO COMMON STOCK                    (739,974)          (1,425,645)          (3,478,802)
                                                        ==================  ===================  ===================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -
BASIC AND DILUTED                                               1,710,860            4,574,887            4,028,972

NET INCOME (LOSS) PER COMMON SHARE-BASIC AND DILUTED                (0.43)               (0.31)               (0.87)

                                       TRIMFAST GROUP, INC.
                           INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


                                                                               FOR THE NINE MONTHS
                                                           FOR THE ONE YEAR           ENDED
                                                                ENDED          SEPTEMBER 30, 1999
                                                          DECEMBER 31, 1998        (UNAUDITED)
                                                         --------------------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 (739,974)          (3,103,791)
  Adjustments to reconcile net income (loss)
    to net cash flows from operating activities:
    Depreciation and amortization                                     10,498               54,202
    Bad debt expense                                                 503,839                6,498
    Unrealized gain on short term investments                           (922)             (18,459)
    Stock based compensation                                         762,000                    0
    Issuance of common stock for professional services                     0            1,238,505
  Changes in operating assets and liabilities
  (Increase) decrease in :
    Accounts receivable                                             (856,839)            (472,796)
    Prepaid expenses                                                       0              (50,000)
    Inventory                                                       (165,038)            (188,533)
  Increase (decrease) in :
    Accounts payable and other liabilities                           496,181              300,845
    Income taxes payable                                              20,600                    0
                                                         --------------------  -------------------
      Total adjustments                                              770,319              870,262
                                                         --------------------  -------------------
  Net cash (used in) provided by operating activities                 30,345           (2,233,529)
                                                         --------------------  -------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase) decrease in :
    Short term investments                                           (14,375)             (25,923)
    Due from employees                                                (5,800)               5,800
    Property and equipment                                           (37,821)          (1,764,682)
    Due from affiliate                                                (5,945)               5,945
    Rent deposit                                                      (8,119)              (4,381)
    Cash surrender value of life insurance                            (8,107)              (4,529)
                                                         --------------------  -------------------
  Net cash (used in) provided by investing activities                (80,167)          (1,787,770)
                                                         --------------------  -------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings                                           1,975              961,781
    Purchase of treasury stock                                       (23,534)            (116,013)
    Proceeds from issuance of common stock                           177,800            1,628,942
    Proceeds from issuance of preferred stock                              0            1,500,040
    Due to stockholder/ officer                                      (18,436)                   0
                                                         --------------------  -------------------
  Net cash provided by (used in) financing activities                137,805            3,974,750
                                                         --------------------  -------------------

CHANGE IN CASH AND CASH EQUIVALENTS                                   87,983              (46,549)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                         17,658              105,641
                                                         --------------------  -------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                              105,641               59,092
                                                         ====================  ===================

                                                  TRIMFAST GROUP, INC.
                                 INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                                   FOR THE ONE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
                           AND THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


                                                         Common Stock
                                                          and Common        Additional      Preferred
                                                       Stock to be Issued     Paid-In     Stock Issued      Accumulated
                                                        SHARES     Amount     Capital     SHARES  Amount     Deficit
                                                      ----------  --------  ------------  ------  -------  ------------
BALANCE JANUARY 1, 1998                               1,286,625   $ 1,287          (287)       -        -    ($151,846)

Issuance of common stock for cash                        63,924        64       187,736        -        -            -

Issuance of common stock in exchange to related
   party in exchange for $40,000 debt                    19,500        19        39,981        -        -            -

HLHK equity at August 12, 1998                          817,749       818       441,083        -        -   (1,122,218)

Reclassification pursuant to recapitalization                 -         -    (1,122,218)       -        -    1,122,218

Common stock issued to employees                            500         -             -        -        -            -

Common stock issued to attorney for services              5,000         5            (5)       -        -            -

Common stock issued in exchange for debt of HLHK
   principal stockholder                                 75,000        75       491,123        -        -            -

Issuance of common stock in exchange for
   stockholder loans                                     70,358        70       126,574        -        -            -

Compensation to principal stockholder                         -         -       762,000        -        -            -

Purchase of treasury stock at cost                            -         -             -        -        -            -

Net income 1998                                               -         -             -        -        -     (739,974)

                                                      ----------  --------  ------------  ------  -------  ------------
Balance, December 31, 1998                            2,338,656   $ 2,338   $   925,987        -        -    ($891,820)
                                                      ----------  --------  ------------  ------  -------  ------------

Equity financing - issuance of common stock for cash  1,058,005     1,058     1,659,817        -        -            -

Issuance of common stock in exchange for
  consulting and other professional services            769,459       770     1,237,735        -        -            -

Issuance of common stock acquisition of Immmu and
  Imcel. To be returned per rescission agreement.       235,000       235       925,077        -        -            -

Issuance of common stock to employees                   150,358       150        95,247        -        -            -

Issuance of convertible debentures                            -         -       250,000        -        -            -

Return of common stock in repayment of debt             (50,000)      (50)     (399,950)       -        -            -

Issuance of common stock held in escrow to
  secure loan                                            23,000        23       199,790        -        -            -

Issuance of common stock for debt repayment              24,500        25       168,006        -        -            -

Repurchase of treasury stock at cost                          -         -             -        -        -            -

Issuance of Preferred Stock                                   -         -     1,874,901   15,000      150     (375,011)

Net Loss, year to date as of September 30, 1999               -         -             -        -        -   (3,103,791)

                                                      ----------  --------  ------------  ------  -------  ------------
Balance, September 30, 1999                           4,540,978   $ 4,549   $ 6,936,610   15,000  $   150  ($4,370,622)
                                                      ==========  ========  ============  ======  =======  ============



                                                     Subscriptions   Shares    Treasury
                                                      Receivable    Advanced     Stock         Total
                                                      -----------  ----------  ----------  -------------
BALANCE JANUARY 1, 1998                                        -           -           -      ($150,846)

Issuance of common stock for cash                              -           -           -   $    187,800

Issuance of common stock in exchange to related
   party in exchange for $40,000 debt                          -           -           -   $     40,000

HLHK equity at August 12, 1998                                 -           -           -      ($680,317)

Reclassification pursuant to recapitalization                  -           -           -   $          0

Common stock issued to employees                               -           -           -   $          0

Common stock issued to attorney for services                   -           -           -   $          0

Common stock issued in exchange for debt of HLHK
   principal stockholder                                       -           -           -   $    491,198

Issuance of common stock in exchange for
   stockholder loans                                           -           -           -   $    126,644

Compensation to principal stockholder                          -           -           -   $    762,000

Purchase of treasury stock at cost                             -           -     (23,534)      ($23,534)

Net income 1998                                                -           -           -      ($739,974)

                                                      -----------  ----------  ----------  -------------
Balance, December 31, 1998                                     -           -    ($23,534)  $     12,971
                                                      -----------  ----------  ----------  -------------

Equity financing - issuance of common stock for cash           -           -           -   $  1,660,875

Issuance of common stock in exchange for
  consulting and other professional services            (358,325)          -           -   $    880,180

Issuance of common stock acquisition of Immmu and
  Imcel. To be returned per rescission agreement.              -    (925,312)          -   $          0

Issuance of common stock to employees                          -           -           -   $     95,397

Issuance of convertible debentures                             -           -           -   $    250,000

Return of common stock in repayment of debt                    -           -           -      ($400,000)

Issuance of common stock held in escrow to
  secure loan                                                  -           -           -   $    199,813

Issuance of common stock for debt repayment                    -           -           -   $    168,031

Repurchase of treasury stock at cost                           -           -    (116,013)     ($116,013)

Issuance of Preferred Stock                                    -           -           -   $  1,500,040

Net Loss, year to date as of September 30, 1999                -           -           -    ($3,103,791)

                                                      -----------  ----------  ----------  -------------
Balance, September 30, 1999                            ($358,325)  ($925,312)  ($139,547)  $  1,147,503
                                                      ===========  ==========  ==========  =============

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)


NOTE  1  -  BASIS  OF  PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operation.

     It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

     For further information, refer to the consolidated financial statements and footnotes included in the company's Form 10-SB, as amended for the year ended December 31, 1998.

     The financial statements are presented without comparable 1998 quarterly information. The Company was not publicly traded in 1998 and systems, though adequate to address annual audit needs, were not in place to allow for extracting reliable quarterly information.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION

     (A)     Revenue  Recognition
             --------------------


     Nutrition Cafe charges a monthly membership fee for access to order products at discounted prices. Memberships are sold on a pay-as-you-go basis in one month increments. Members choose whether or not to continue their membership each month; no long term agreements are required. The membership fees are recognized as revenue in the month they are paid. Effective January, 2000, the monthly membership fees have been eliminated. Management believes the increased revenues from allowing everyone who visits the site to place orders will offset the decrease in revenue from membership fees. Revenue for products ordered is recognized and an accrual for returns is posted when the product is shipped. To date returns of products sold has been immaterial. We believe the returns will be immaterial. Therefore no accrual for estimated returns has been made for these financial statements.






                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

     Sales of our products offered through TrimFast, Inc. (weight loss bars, WCW bars, and Max Impact supplements) are sold utilizing food brokers, distributors and directly to vendors. We use brokers and distributors to identify new vendors, and all sales are made directly to the vendor with the distributor or broker informed of any sales through their efforts. Because of this, we ship to, invoice and receive payments directly from the end user; and our policy is to record any returns against current sales. Due to the nature of the products offered, and customers ordering product conservatively, we have experienced no material product returns, and the estimated returns are immaterial.


     Revenue for the Cooler Group is earned through rental of water coolers and delivery of water. A contract is signed for cooler rental and/or water delivery service, and is invoiced monthly. Revenue is recognized for cooler rental each month when invoiced and for water service based on usage when delivered.

     (B)     Accounts  Receivable  -  Other
             ------------------------------

             Components  of  A/R  -  Other  is  as  follows:
                   Millennium  -  related  party                        $259,558
                   Cash  from  rescission  of  IMMMU  purchase            50,000
                Stock  held  in  escrow  securing  loan                  199,790
               -------------------------------------------             ---------
                   Other                                                   2,930
                                                                       ---------
                                                                        $512,278
                                                                       ---------

(B)  Accounts  Receivable  -  Other  (Cont'd)
     ----------------------------------------

     On May 26, 1999 the company placed in an escrow account 23,000 shares of its' common stock valued at $199,790 to secure the loan to acquire Ice Cold Water, Inc. (See note 7B) The shares will be returned to authorized when the loan is satisfied.

     The receivable from Millennium represents cash advances to an affiliated company during the year. The balance at December 31, 1999 is $156,212.

     (C) Inventory
         ---------

     Components  of  inventory  are  as  follows:
       Finished  Goods                                   $  320,296
       ---------------
         Product  Components                                 56,974
                                                         ----------
              Total                                      $  377,270
                                                         ----------

     The Company performs periodic inspections of inventory to identify expired or obsolete items. Any merchandise, which has past its expiration date, or has been deemed obsolete by management, is removed from inventory and written off.

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)


     NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION - (CONT'D)

     (D) Advertising Costs
         ------------------

     Advertising costs are expensed as incurred unless a direct measurable response exists. All advertising related costs have been recognized as expense in these Interim Financial Statements.

     (E) Software Development
        ---------------------

     The Company has contracted with an outside software development firm to develop software that runs the website for Nutrition Cafe. All costs associated with the development of the software have been capitalized while any costs associated with content have been expensed.


NOTE  3  -  ACQUISITION  OF  BUILDING

     On July 30, 1999 the Company exercised its option to purchase the facility located at 2555 Blackburn Street, Clearwater, FL for $1,200,000. The property is used as the sales, storage and distribution facility for Nutrition Cafe, Inc. The funds were raised through the sale of 15,000 shares of Class A Preferred Stock and 223,681 warrants to purchase common stock. (See Note 6)

NOTE  4  -  WCW  LICENSE  AGREEMENT

     On June 2, 1999 the Company signed a license agreement with World Championship Wrestling, Inc (WCW) to utilize certain names, likeness, characters, trademarks and/or copyrights in connection with the manufacture, distribution, advertising, promotion and sale of certain articles of merchandise.

     The license extends through December 2002. The agreement includes a non-refundable advance of $50,000 which, has been capitalized as prepaid expense and will be amortized over the life of the agreement. Terms of the agreement include a royalty payment of 6% of net sales with the following guarantees:

     $100,000     Due  No  Later  Than     12-31-99
     $100,000     Due  No  Later  Than     6-30-00
     $100,000     Due  No  Later  Than     9-30-00
     $100,000     Due  No  Later  Than     12-31-00
     $100,000     Due  No  Later  Than     6-30-01

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

NOTE  5  -  CONVERTIBLE  DEBENTURE

     On June 14, 1999 the Company issued $1,000,000 in Convertible Debentures in exchange for $1,000,000 in cash. The agreement, which contains a beneficial conversion feature, stipulates that the debentures may be converted as of the closing date at the lower of $8.50 or 80% of the fair market value of the common stock on the conversion date resulting in the recognition of $250,000 interest expense at closing.

     The Company accounts for the debentures in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has allocated a portion of the proceeds to additional paid-in capital equal to the intrinsic value of the features as computed on the commitment date, resulting in recognition on the closing date of $250,000 interest expense.


NOTE  6  -  EQUITY  TRANSACTIONS

SALE  OF  PREFERRED  STOCK  AND  WARRANTS
-----------------------------------------

On July 13, 1999 we issued 155,000 restricted shares of our common stock for $4.00 each to Aryeh Trading. Under this agreement, the Company is obligated repurchase these shares for $8.25 each with a $0.25 per share per month increase in price pursuant to an escalation clause in the agreement. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

The following shares were issued in consideration other than cash:

Pursuant to various agreements we issued the following shares of our restricted common stock:

On July 7, 1999, we issued 10,000 shares of our common stock in exchange for Legal Services rendered for the Company. On July 19, 1999, we issued 30,000 shares of our common stock for consulting services rendered to the Company. In July 1999 we received 50,000 shares of our common stock from a principal stockholder in exchange for $400,000 owed to the company. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.

On August 3, 1999, we issued 10,000 share of our common stock in exchange for Business Consulting Services and 10,000 shares of our common stock in consideration for Legal Services rendered to the Company. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. We believed section 4(2) was available because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering.



                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

The aforementioned issuances and sales were made in reliance upon the exemption from registration contained in Section 4(2) of the Act. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The shares which have been issued pursuant to Section 4(2), bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective Registration Statement under the Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.

The Company entered into several consulting agreements with various individuals whereby the Company was to be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. The Company advanced the consultants 490,000 shares in 1999 but minimal services as anticipated in the consulting agreements were performed in 1999 and no services were performed in 1998. Therefore on June 30, 1999 the consulting agreements were rescinded and the Company offered the consultants the restricted shares at a price of $0.25 per share resulting in a subscription receivable. The Company expects to receive the payment in the form of invoices for prior services rendered under the rescinded consulting agreements. As of the date of this report invoices for $15,625 has been received. When an invoice is received, the Company recognizes consulting expense for all shares issued based on the fair market value of the stock on the grant date.

In July 1999, we issued 15,000 Class A convertible preferred shares and 223,881 warrants. Cranshire Capital purchased 5,000 preferred shares and 74,627 warrants for consideration of $300,010. Dotcom Fund purchased 3,000 preferred shares and 44,776 warrants for consideration of $500,010. Keyway Investments purchased 5,000 preferred shares and 74,627 warrants for $500,010. Robert Productions, Inc. purchased 2,000 preferred shares for consideration of $200,010. The warrants are exercisable at any time until July 16, 2002 at an exercise price of $10.00 per warrant. The Company relied upon the exemption from registration provided in Section 4(2) of the Act. We believed section 4(2) was available for the issuance of the preferred shares and warrants because there was no general solicitation or advertising used in connection with the offering and the transaction did not involve a public offering. As a result of accounting for the beneficial conversion feature, the Company charged a $375,011 dividend to retained earnings on the issuance date. (See Note 3)

During the period ended September 30, 1999 the Company issued 108,000 warrants (i.e., stock options) to certain consultants and other service providers of the Company.

The Company applies SFAS 123 for warrants and options issued to consultants and other service providers. For financial statement disclosure purposes and for purposes of valuing these stock options, the fair market value of each stock option granted was estimated on the date of grant using the Black-Scholes

Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.3%, volatility 70% and expected term of one year. Accordingly, professional and consulting fees of

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)



$413,780 was charged to operations in 1999. The deferred tax asset of $140,685 resulting from the professional and consulting fees of $413,780 was fully offset by a valuation allowance at December 31, 1999.

A summary of the options issued to consultants as of September 30, 1999 is presented below:

                                                  Weighted
                                     Number of     Average
                                      Options   Exercise Price
                                    --------------------------
Stock Options

Balance at beginning of period                -  $   -
Granted                                 108,000  $4.55
Exercised                                     -      -
Forfeited
                                              -  $   -
                                    -----------  ------------
Balance at end of period                108,000  $4.55
                                    ===========  ============
Options exercisable at end of period    108,000  $4.55

Weighted average fair value of options
 granted during the period              108,000  $3.83

The following table summarizes information about stock options outstanding at September 30, 1999:

                             Options Outstanding                     Options Exercisable
----------------------------------------------------------------------------------------
                                             Weighted                 Number
                            Number           Average    Weighted   Exercisable  Weighted
Range Of                Outstanding At      Remaining    Average       At        Average
Exercise                September 30,      Contractual  Exercise    September   Exercise
Price                        1999             Life        Price     30, 1999      Price


$               4.00          68,000         0.67 Years  $    4.00     68,000     $ 4.00

$        4.00 - 7.00          40,000         0.46 Years  $    5.50     40,000     $ 5.50
                      --------------------               ---------               ---------
                             108,000         0.59 Years  $    4.55    108,000  $    4.55



NOTE  7  -  ACQUISITIONS
------------------------

(A)     Acquisitions  of  Subsidiaries  and  Subsequent  Rescission
        -----------------------------------------------------------

     On March 18, 1999 the Company acquired IMMMU, Inc. ("IMMMU") and IMMCEL Pharmaceuticals, Inc. ("IMMCEL"), two companies related through common stockholders, in a transaction accounted for as a purchase. Under terms of the agreement, 235,000 shares of the Company's common stock, $50,000 in cash and an option agreement for shares of

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited



     the Company's common stock exercisable based on stipulated Company performance criteria were exchanged for all of the issued and outstanding capital stock of IMMMU and IMMCEL. Subsequently, the Company entered into a rescission agreement of the purchase. Activity from IMMMU and IMMCEL are not part of these consolidated statements. The common stock shares are recorded as "Common Shares Advanced" and deducted from stockholder equity and the $50,000 is recorded in Accounts Receivable - Other. The Company incurred a loss of $94,225 from operating the companies during 1999 which is recorded in Accounts Receivable - Other with a reserve for 100% recorded as bad debt.


    (B)     Asset  Accumulation
            -------------------

     On May 24, 1999 the Company acquired certain assets of Ice Cold Water Co., Inc. ("ICW") including certain receivables, inventory, property and equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. Under terms of the agreement, the Company acquired the assets for $20,000 in cash and a $100,000 promissory note at 8.5% per annum which is due in four monthly installments of $25,000 plus accrued interest, commencing June 10, 1999. 23,000 shares of the Company's common stock were reserved in an escrow account to be released to ICW in the case of default of payments. The Company then formed a new subsidiary, The Cooler Group and transferred these assets into it. A balance of $30,406 remains outstanding as of September 30, 1999.

NOTE  8  -  LITIGATION
----------------------


In 1999 the Company initiated a legal proceeding against a former major customer to collect amounts receivable from that customer aggregating approximately $535,000 at December 31, 1998. Such receivable related to products sold to that customer during 1998 that were voluntarily recalled by the Company, but never returned by the customer. As of December 31, 1998, it was management's assertion with regard to this matter that since the product was never returned to the Company, and is believed to have been resold by the customer, a successful outcome in favor of the Company was possible. The Company has therefore written off $267,240 or fifty percent of the total receivable as of December 31, 1998. Subsequent to the date of these financial statements, management does not expect to receive any further payments of this customer and therefore decided to write off the balance reduced by payments received during January, 1999.


In early 1999, pursuant to a voluntary arrangement with the Food and Drug Administration, the Company's product, Revivarant, was recalled and removed from sale. Since the time of the recall, the Company has been subject to five known lawsuits and an additional three consumer-protection claims relating to consumer use of the product. As of the date of this report, only one lawsuit has specified a dollar amount, that being, $400,000 of compensatory damages and $350,000 of punitive damages. All lawsuits have been referred by management to the insurance carrier of our third party manufacturer, however, the Company has received notice from the insurance carrier denying all claims. Management intends to contest the claim denials. The Company obtained its own insurance policy in May 1999 and believes it would not be covered under its own policy for these prior


                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

occurrences. With regard to any punitive damage claims, the Company intends to vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. The Company's management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action. Accordingly, pursuant to the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 5, no liabilities have been accrued as of September 30, 1999 relating to the above matters. Any future liabilities required to be recorded pursuant to SFAS 5 will be recorded gross of any expected insurance recovery pursuant to SAB5:Y. Any judgment or claim in favor of a claimant could have a materially adverse effect on our results of operations, our financial condition and liquidity, including that we may be unable to continue in business.


The Company is subject to a cause of action premised on a Letter of Agreement between the two parties whereby the Plaintiff alleges the Company committed to purchase 155,000 shares of the Company's common stock at a stipulated price. The second count of the action is a mortgage foreclosure action, which is based upon an alleged lien upon real property that is to have collateralized the Agreement. The Company has filed a motion to dismiss the complaint because the Agreement sued upon calls for arbitration in the event of dispute. The Company also filed a motion to dismiss the mortgage foreclosure action since the cause of action is premised upon documents that cannot be recorded. Discovery is beginning and no opinion is available as to the likely result.


The Company is subject to a cause of action seeking damages and specific performance of an agreement to purchase stock. The Agreement called for certain shares of stock to be sold pursuant to a letter agreement. The Complaint contains seven counts alleging cause of action for specific performance, equitable relief, fraud, civil theft damages, and lost profits. Discovery is beginning and settlement discussions have been on going. The Company is unable to assess the likely outcome of this suit at this time.

An action has been commenced against the Company, by a former principal stockholder, and other parties alleging that 600,000 shares of the Company, previously owned by the former principal stockholder, were improperly canceled by the Company while still validly owned by the Plaintiff. The Plaintiff has demanded the removal of the stop transfer order from their share certificates or alternatively the Company re-issue new share certificates. The action also alleges a consulting agreement for which the Company has not tendered the required consideration of 270,000 shares of the Company's common stock. The action also seeks $100,000 for breach of fiduciary duty and $10,000,000 in punitive damages. An adverse judgment may have an adverse affect on the Company's results of operations and financial condition.

A lawsuit filed against the Company, its Chief Executive Officer, principal stockholder and certain affiliates demanding an excess of $790,000 in compensatory and punitive damages, alleges that the plaintiff had purchased approximately 22,000 shares of the Company's common stock for approximately
$77,000, but has not received the same. As of May 3, 2000 settlement negotiations are ongoing. An adverse judgment of this litigation may have an adverse effect on the Company's results of operations and financial condition.



                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

The Company is subject to various other lawsuits, investigations and claims primarily relating to amounts due to vendors which, in the opinion of management, arise in the normal course of conducting Company business. Appropriate amounts have been accrued at September 30, 1999. In the opinion of the Company's management, after consultation with outside legal counsel, the ultimate disposition of such remaining proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations.


NOTE  9  -  SUBSEQUENT  EVENTS
------------------------------

A.     Contributed  Capital

On February 1, 2000 Michael Muzio contributed 500,000 shares of restricted stock to the Company. The shares were valued at the $7.50 based on the quoted trading price on the date of contribution.

B.  Acquisition  of  Nutrition  Clubstores,  Inc.

On March 20, 2000 we acquired from Nutrition Superstores.com, Inc. all of the issued and outstanding shares of common stock in its wholly owned subsidiary, Nutrition Clubstores, Inc. The purchase price was $150,000 cash plus 570,000 shares of our common stock valued at $4.80 per share based average quoted trading price a few days before and after the announcement of the transaction based on EITF 95-19 for a total of $2,886,000. In addition, for a period beginning three months following the Closing and continuing for a period of twelve months thereafter, the Seller shall receive a royalty equal to three percent (3%) of the gross sales generated by the kiosks operated by Nutrition Clubstores, Inc. The number of shares issuable to the Seller of the Nutrition Clubstores, Inc. is subject to adjustment based upon the audited financial statements, which are to be provided by the sellers of Nutrition Clubstores, Inc. To the extent that the Nutrition Clubstores audited financial statements for February 28, 2000 show a net worth which is less than 85% of the unaudited financial statements, for every $5.00 reduction or portion thereof in net worth, Seller shall be entitled to receive one less share of common stock.

The acquisition will be accounted for under the purchase method. Subject to the completion of the Nutrition Clubstores audit, we anticipate allocating the purchase price of this acquisition as follows: inventory $410,885, fixed assets $367,848, goodwill $2,335,004 accounts payable $162,422 and notes payable $65,315.

The goodwill balance will be amortized over 60 months. The Company will review the audited financial statements when received and adjust our books accordingly.

The $150,000 cash used in the acquisition was advanced to the Company by the principal stockholder. We believe the acquisition of Nutrition Clubstores will have an immediate positive impact on the Company's cashflows and revenue stream. Prior to our acquisition, Nutrition Clubstores had a negative cashflow of approximately $10,000 per month. However, during our analysis of the company, we identified several areas where we believe they were operating

                              TrimFast Group, Inc.
               Notes to Interim Consolidated Financial Statements
                            As of September 30, 1999
                                   (Unaudited)

inefficiently and implemented these changes immediately upon closing the deal. Based on our changes Nutrition Clubstores had a positive cashflow of approximately $5,000 for the eleven days we owned it in March. We have continued to implement other cost cutting measures including promoting our products in each location to increase margins and further changes to the management structure in each location which should continue to increase the positive cashflow each month.

C.  Convertible  Debenture.


On April 25, 2000 the Company entered into a convertible debenture agreement with Gibralt U.S., Inc. a Colorado Corporation and FAC Enterprises, Inc. a Pennsylvania Corporation for a total of $3,000,000 due July 13, 2001 with interest at 12%. The proceeds will be used to open additional Nutrition Clubstores and produce and air the commercial spots for our WCW Ultra Energy Bars. On April 28, 2000 the first $1,000,000 was wired to our account.



TRIMFAST  GROUP,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FINANCIAL  STATEMENT  PRESENTATION

The September 30, 1999 interim financial statements are presented without comparable 1998 quarterly information. We were not publicly traded in 1998 and systems, though adequate to address annual audit needs, were not in place to allow for extracting reliable quarterly information. We have presented the comparison with adjustments from the year end 1998 numbers.

RESULTS  OF  OPERATIONS.

December  31,  1997  and  1998  as  compared  to  September  30,  1999

Sales for the nine months ended September 30, 1999 were $581,337 as compared to $1,925,332 for the year ended December 31, 1998 ($1,443,999 adjusted proportionately for the nine months ended September 30, 1998 and $22,338 as of December 31, 1997). The significant decline in sales from 1998 to 1999 is primarily attributable to our decision to discontinue the sale of Revivarant, a muscle replenishment supplement, which accounted for approximately $1.4 million of revenues during 1998. This decision was initiated by an industry wide investigation by the Food and Drug Administration into the active ingredient in Revivarant.

Our salaries and compensation increased from $31,633 in 1997 to $993,773 in 1998 to $505,372 for the nine months ended September 30, 1999 for several reasons. The 1998 amount included $762,000 non-cash stock based compensation expense. Our 1999 salaries include increased expenses of support staff. Specifically, we added two administrative assistants, upgraded our accounting position to Chief Financial Officer and added a salesman to our staff. In addition, during 1999 we added two new subsidiaries, Ice Cold Water and Nutrition Cafe, which account for approximately 40% of the increased salary reported. Moreover, the employment market in Tampa has been highly competitive in 1999 resulting in our company paying higher wages to all employees to retain and recruit qualified employees.

Management expected that the introduction of the IMMCEL and IMMMU product lines would add to revenues. However, customer acceptance proved disappointing and the prior owner, and key employee refused to honor his contractual commitments to manage the newly added subsidiaries. As a result, we have rescinded our agreement with the prior owners of IMMMU and IMMCEL and will focus on the expansion of our own line of nutritional supplements. All rights title and interest to the IMMMU/IMMCEL product lines will revert back to their prior owners, all consideration paid or received will be returned and any profits or losses generated from the operation on IMMMU and IMMCEL will be allocated to its prior owners. We recorded in the "Receivable - other" account the loss from operating IMMMU and IMMCEL for the period of time we managed those companies. We then recorded a 100% reserve against the balance at September 30, 1999. As of December 31, 1999, the receivable and reserve balances were written off.

Management believes that a significant boost to its revenues will be generated from its licensing agreement with World Championship Wrestling ("WCW"), once other wrestling stars agree to promote our energy bars. We intend to sell high nutrition, energy bars with the WCW logo and images of the various wrestling personalities. Both food brokers and retail stores have shown tremendous interest in the product. Although we have made shipments to small retailers, we anticipate that our shipments to large retailers will commence with the launch of our national advertising campaign, which is tentatively scheduled to begin in

May. While there can be no assurance that the product will meet anticipated demand, management believes that the sale of the WCW energy bars will be a significant source of revenues for the Company.

With the acquisition, formation and expansion of business activities during 1999, operating expenses increased significantly. Salaries and compensation total $31,633 and $983,773 for the year ended December 31, 1997 and 1998 respectively, as compared to $505,372 for the nine months ended September 30, 1999. New employees had to be hired to handle the increased business activities of the Company.

For the nine months ended September 30, 1999, we recorded $1,467,900 in professional fees. A significant portion of this amount is non-cash expense, representing the issuance of common stock to certain professionals in exchange for professional services. Management anticipates that professional fees will decline significantly in the future.

Selling general and administrative expenses were $92,565 and $423,289 for the years ended December 31, 1997 and December 31, 1998 respectively, as compared to $623,451 for the nine months ended September 30, 1999. Approximately $175,000 of this increase was attributable to advertising for NutritionCafe.

Approximately $250,000 of the interest expense of $354,569 is attributable to the intrinsic value of the convertible debenture executed by the Company.

Net loss for the year ended December 31, 1997 was $151,846. Net loss for the year ended December, 31 1998 was $739,974. Loss before income taxes for the year ended December 31, 1998 was $719,374. We have generated a net loss of $3,478,802 for the nine months ended September 30, 1999 or net loss of $0.87 per share.

LIQUIDITY  AND  CAPITAL  RESOURCES.

December  31,  1997  &  1998  as  compared  to  September  30,  1999.

Total cash and cash equivalents as of September 30, 1999 were $100,312 as compared to $120,938 as of December 31, 1998 and $17,658 as of December 31, 1997, a decline of approximately 17% from the period ending December 31, 1998 to the period ending September 30, 1999.

Trade receivables were $4,889 at December 31, 1997 and $357,889 at December 31, 1998, including $267,240 related to Cutting Edge that was subsequently written off, but declined to $318,407 for the period ending September 30, 1999. Our 1998 trade receivables also included $11,745 related to IMMMU and IMMCEL, an amount for which we maintained adequate receivables and was fully reserved to cover an allowance for bad debt.

We recorded $503,839 in bad debt expense in December 1998, $267,240 of which was due to unknown financial difficulties experienced by Cutting Edge. The bad debt expense of $267,240 attributable to Cutting Edge represented 50% of the receivable balance due from Cutting Edge at December 31, 1998 and was due to the Cutting Edge's failure to return product we sold them. We recorded the bad debt expense relating to Cutting Edge in December 1998 and ceased doing business with them at that time. In addition, the bad debt expense was due to the bankruptcy of another customer, Dynamic Health Concepts. During 1998 a total of two (2) customers, Cutting Edge and Dynamic Health Concepts, accounted for approximately seventy-two percent (72%) of our sales.

Our decision to pull Revivarant from the market impacted our short-term income potential due to the large percent of 1998 revenues from this product. During 1999 we have made several decisions, which we believe will help replace the lost revenue. Specifically, we developed our Max Impact line of supplements and packaged them in a daily package of three pills each, which are marketed to convenience stores.

Additionally, we signed an agreement with the WCW to produce and market the ultra energy bars, which include the likenesses of Hulk Hogan, Bill Goldberg and Randy "Macho Man" Savage. Additionally, during 1999 we increased our usage of outside brokers for sales to independent retail locations and hired sales personnel for direct marketing to our target industries. The result of these changes has been the elimination of our reliance on a few large customers for our revenue. We believe these changes will position us for increased revenues in the near future.

Inventory  was  $23,699  at December 31, 1997, increased to $188,737 at December
31, 1998 and to $377,270 at September 30, 1999. This increase in inventory is attributable to the launch of Nutrition Cafe and the inventory that we are required to carry to meet customer orders.

Total current assets were $46,246 at December 31, 1997 and $679,309 at December 31, 1998 and increased approximately 40% to $1,308,267 at September 30, 1999

Property and equipment increased from $5,481 on December 31, 1997 to $33,403 on December 31, 1998 and to $1,459,270 on September 30, 1999. This increase is due primarily to our purchase of the facility, which houses our warehouse operations for Nutrition Cafe, and the equipment purchased to operate this facility. The $228,705 attributable to software development represents our investment in the Nutrition Cafe website software.

We also experienced a significant increase in liabilities. Accounts payable increased from $14,873 on December 31, 1997 to $625,767 on December 31, 1998 and to $926,612 on September 30, 1999. In addition, we issued a convertible debt instrument in the amount of $1,000,000 in 1999. The proceeds raised from this debt offering were used to purchase the warehouse facility.

Management believes that we have sufficient revenue and reserves to finance ongoing business activities.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                      -------------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                             AS OF DECEMBER 31, 1998
                             -----------------------
                            (CONSOLIDATED)  AND 1997
                            ------------------------

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES

                                    CONTENTS
                                    --------


PAGES   1 - 2  INDEPENDENT AUDITORS' REPORT

PAGE           CONSOLIDATED BALANCE SHEET
            3  AS OF DECEMBER 31, 1998

               STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
               DECEMBER 31, 1998 (CONSOLIDATED) AND FOR THE
               PERIOD FROM APRIL 27, 1997 (INCEPTION TO
PAGE        4  DECEMBER 31, 1997

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR
               THE YEAR ENDED DECEMBER 31, 1998 (CONSOLIDATED)
               AND FOR THE PERIOD FROM APRIL 27, 1997
PAGE        5  (INCEPTION) TO DECEMBER 31, 1997

               STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED
               DECEMBER 31, 1998 (CONSOLIDATED) AND FOR THE
               PERIOD FROM APRIL 27, 1997 (INCEPTION) TO
PAGES   6 - 7  DECEMBER 31, 1997

               NOTES TO FINANCIAL STATEMENTS AS
PAGES  8 - 24  OF DECEMBER 31, 1998 AND 1997

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




To  the  Board  of  Directors  of:
  Trimfast  Group,  Inc.


We have audited the accompanying balance sheet of TrimFast Group, Inc. and Subsidiaries as of December 31, 1998 (consolidated) and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998 (consolidated) and for the period from April 27, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrimFast Group, Inc. and Subsidiaries as of December 31, 1998 (consolidated) and the results of their operations and their cash flows for the year ended December 31, 1998 (consolidated) and for the period from April 27, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

As more fully described in Note 14, subsequent to the issuance of the Company's 1998 consolidated financial statements and our report thereon dated June 10, 1999 (except for Notes 13(G), 13(H), 13(D), 7(C), 13(B) and 13(A) as to which the dates are June 14, 1999, July 16, 1999, July 30, 1999, November 29, 1999,
October 22, 1999 and October 23, 1999, respectively, we became aware that the 1998 consolidated financial statements did not include certain non-cash stock based compensation expense. In our original report, we expressed an unqualified opinion on the 1998 consolidated financial statements, and our opinion on the revised consolidated financial statements, as expressed herein, remains unqualified.

     WEINBERG  &  COMPANY,  P.A.




Boca  Raton,  Florida
June  10,  1999  (Except  for  Notes  13(G),  13(H),  13(D),  7(C),
 13(B), 13(A), paragraphs 2 and 3 of Note 7(D) and Note 8(C) as to which the dates are June 14, 1999, July 16, 1999, July 30, 1999,
 November  29,  1999,  October  22,  1999  and  October  23,  1999,
 March  10,  2000  and  April  27,  2000,  respectively.)

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                -----------------

                                     ASSETS
                                     ------
CURRENT ASSETS
 Cash                                                          $105,641
 Short-term investments                                          15,297
 Accounts receivable                                            357,889
 Due from employees                                               5,800
 Inventory                                                      188,737
                                                              ----------
   Total Current Assets                                         673,364
                                                              ----------

PROPERTY AND EQUIPMENT - NET                                     33,403

OTHER ASSETS
 Due from affiliate                                               5,945
 Rent deposit                                                    10,619
 Cash surrender value of life insurance                           8,107
                                                              ----------
   Total Other Assets                                            24,671
                                                              ----------
TOTAL ASSETS                                                   $731,438
============                                                  ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------

CURRENT LIABILITIES
 Accounts payable and accrued expenses                         $625,767
 Notes and loans payable                                         72,100
 Income taxes payable                                            20,600
                                                              ----------
   Total Current Liabilities                                    718,467
                                                              ----------
TOTAL LIABILITIES                                               718,467
                                                              ----------
STOCKHOLDERS' EQUITY
 Preferred Stock, Class A, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Preferred Stock, Class B, $0.01 par value;
  20,000,000 shares authorized;
  none issued and outstanding                                     -
 Common stock, $0.001 par value; 100,000,000
  shares authorized; 2,260,775 shares issued
  and outstanding                                                 2,260
 Common stock to be issued (77,881 shares)                           78
 Additional paid-in capital                                     925,987
 Accumulated deficit                                           (891,820)
 Less cost of treasury stock (5,500 shares)                     (23,534)
                                                              ----------
   Total Stockholders' Equity                                    12,971
                                                              ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 731,438
========================================================================

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                      (INCEPTION) THROUGH DECEMBER 31, 1997
                       ------------------------------------


(CONSOLIDATED)
                                                        1998        1997
                                                    -----------  -----------

NET SALES                                           $1,925,332      $22,338

COST OF SALES                                          567,472        9,625
                                                    -----------  -----------
GROSS PROFIT                                         1,357,860       12,713
                                                    -----------  -----------
OPERATING EXPENSES
 Executive compensation                                963,077       31,633
 Salaries                                               20,696            -
 Commissions                                            41,700            -
 Depreciation expense                                   10,498          230
 Professional fees                                      49,511        9,245
 Bad debt expense                                      503,839       11,226
 Selling, general and administrative expenses          423,289       92,565
 Travel and entertainment                               64,187       19,660
                                                    -----------  -----------
    Total Operating Expenses                         2,076,797      164,559
                                                    -----------  -----------

LOSS FROM OPERATIONS                                  (718,937)    (151,846)
                                                    -----------  -----------
OTHER INCOME (EXPENSE)
 Realized gain on sale of trading securities - net       1,905            -
 Unrealized gain on trading securities - net               922            -
 Interest expense                                       (3,264)           -
                                                    -----------  -----------
    Total Other Income (Expense)                          (437)           -
                                                    -----------  -----------

LOSS BEFORE INCOME TAXES                              (719,374)    (151,846)

FEDERAL AND STATE INCOME TAXES                          20,600            -
                                                    -----------  -----------
NET LOSS                                           $  (739,974)  $ (151,846)
                                                    ===========  ===========

NET LOSS PER COMMON SHARE:
    BASIC AND DILUTED                              $     (0.43)  $    (0.12)
                                                    ===========  ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
    BASIC AND DILUTED                                1,710,860    1,286,625
                                                    ===========  ===========


                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1998 (CONSOLIDATED)
               AND FOR THE PERIOD FROM APRIL 27, 1997 (INCEPTION)
                              TO DECEMBER 31, 1997
                              --------------------


                                              COMMON STOCK AND
                                               COMMON STOCK TO      ADDITIONAL
                                                  BE ISSUED          PAID-IN   ACCUMULATED  TREASURY
                                            SHARES        AMOUNT     CAPITAL     DEFICIT     STOCK            TOTAL
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                   1,286,625  $   1,287   $   (287)   $     -     $         -       $   1,000

Net loss 1997                                   -             -          -      (151,846)           -        (151,846)
------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                 1,286,625      1,287       (287)     (151,846)           -        (150,846)

Issuance of common stock for cash             63,924         64    187,736          -               -         187,800

Issuance of common stock to related
 party in exchange for $40,000 debt           19,500         19     39,981          -               -          40,000

Recapitalization:

 HLHK equity at August 12, 1998              817,749        818    441,083     (1,122,218)          -        (680,317)

 Reclassification pursuant to
  recapitalization                              -             - (1,122,218)      1,122,218          -               -

Common stock issued to employees                 500          -          -               -          -               -

Common stock issued to attorney
 for services                                  5,000          5         (5)              -          -               -

Common stock issued in exchange
 for debt of HLHK principal stockholder       75,000         75    491,123               -          -         491,198

Issuance of common stock in exchange
 for stockholder loans                        70,358         70    126,574               -          -         126,644

Compensation to principal stockholder           -             -    762,000               -          -         762,000

Purchase of treasury stock at cost              -             -          -               -    (23,534)        (23,534)

Net income 1998                                 -             -          -        (739,974)         -        (739,974)
------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                 2,338,656     $2,338  $ 925,987       $(891,820)  $(23,534)     $   12,971
========================================================================================================================

     See  accompanying  notes  to  financial  statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                        (INCEPTION) TO DECEMBER 31, 1997
                        --------------------------------


                                               (CONSOLIDATED)
                                                     1998      1997
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                         $(739,974)  $(151,846)
 Adjustments to reconcile net income
  to net cash provided by (used in) operating
  activities:
  Depreciation                                        10,498          230
  Bad debt expense                                   503,839       11,226
  Unrealized gain on short-term investments             (922)        -
  Stock based compensation                           762,000         -
Changes in operating assets and liabilities
(Increase) decrease in:
  Accounts receivable                               (856,839)    (16,115)
  Inventory                                         (165,038)    (23,699)
 Increase (decrease) in:
  Accounts payable and accrued expenses              496,181      14,873
  Income taxes payable                                20,600        -
--------------------------------------------------------------------------
   Total adjustments                                 770,319     (13,485)
--------------------------------------------------------------------------
   Net cash provided by (used in) operating
    activities                                        30,345    (165,331)
--------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Short-term investments                              (14,375)       -
 Advances to employees                                (5,800)       -
 Purchases of property and equipment                 (37,821)     (5,711)
 Advances to affiliate                                (5,945)       -
 Rent deposit                                         (8,119)     (2,500)
 Cash surrender value of life insurance               (8,107)       -
--------------------------------------------------------------------------
  Net cash used in investing activities              (80,167)     (8,211)
--------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholder/officer                          (18,436)     150,200
 Due to related party                                   -          40,000
 Proceeds from borrowings                               1,975        -
 Proceeds from issuance of common stock               177,800       1,000
 Purchase of treasury stock                           (23,534)       -
--------------------------------------------------------------------------
  Net cash provided by financing activities           137,805     191,200
--------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                  87,983      17,658

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR          17,658        -
--------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR           $105,641        $17,658
==========================================================================

                 See accompanying notes to financial statements.

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     AND FOR THE PERIOD FROM APRIL 27, 1997
                        (INCEPTION) TO DECEMBER 31, 1997
                        --------------------------------

  SUPPLEMENTAL  DISCLOSURE  OF  NON-CASH  INVESTING
  -------------------------------------------------
   AND  FINANCING  ACTIVITIES:
  ----------------------------

     On August 12, 1998 HLHK World Group, Inc. acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (See Note 12)

     On August 12, 1998, concurrent with the HLHK stock exchange discussed above, the prior principal stockholder of HLHK received 75,000 shares of common stock in exchange for $491,198 of amounts owed to him by HLHK.

     Effective December 1998, the principal stockholder of the Company exchanged $126,644 of loans due to him and his wholly-owned affiliates for 70,357 shares of common stock of the Company valued at a market price of $1.80 per share based upon the trading price of the common stock at the exchange date.

     During July 1998, the Company issued 19,500 shares of common stock to an individual related party in exchange for a loan payable of $40,000 resulting in a price paid per share of $2.05 at the exchange date.

                 See accompanying notes to financial statements.

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION
-----------------------------------------------------------------------------

     (A)  Description  of  Business
     ------------------------------

     Trimfast Group, Inc. (the Company) formerly known as HLHK World Group, Inc.(HLHK) is a Nevada corporation that through its subsidiaries, develops, markets and sells dietary supplements. The Company's subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. were incorporated in the State of Florida on April 28, 1997 and September 4, 1998, respectively. Trimfast, Inc. is considered a predecessor pursuant to the acquisition discussed below.

     On August 12, 1998 HLHK World Group, Inc. acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in a transaction accounted for as a recapitalization of Trimfast, Inc. HLHK subsequently changed its name to Trimfast Group, Inc. (See Note 12).

     (B)  Basis  of  Presentation  and  Principles  of  Consolidation
     ----------------------------------------------------------------

     The 1998 consolidated financial statements include the accounts of Trimfast Group, Inc. and its subsidiaries Trimfast, Inc. and Body Life Sciences, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The 1997 financial statements include the accounts of Trimfast, Inc., the predecessor company.

     (C)  Use  of  Estimates
     -----------------------

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

     (D)  Cash  and  Cash  Equivalents
     ---------------------------------

     For purposes of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

     (E)  Short-Term  Investments
     ----------------------------

     The Company's policy is to invest in various equity or debt instruments. The Company accounts for such investments in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." ("SFAS 115")

     Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

     (F)  Inventories
     ----------------

     Inventories consist principally of consumable finished goods and raw materials and are stated at lower of cost or market determined on the first-in, first-out method. The Company performs an inventory review on an annual basis and disposes of any inventory that is past its expiration date. The related inventory value is written down accordingly.

     (G)  Property  and  Equipment
     -----------------------------

     Property and equipment are stated at cost, less accumulated depreciation. Expenditures from maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double-declining balance method over the estimated useful life of the assets from five to seven years.

     (H)  Revenue  Recognition
     -------------------------

     The Company recognizes income from sale of products at the time of delivery.

     (I)  Income  taxes
     ------------------

     The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109.
     "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (J)  Earnings  Per  Share  Data
     -------------------------------

     Basic net income (loss) per common share is computed based on the weighted average common shares outstanding and diluted net income per common share is computed based upon the weighted average common shares and common stock equivalents outstanding during the year as defined by Statement of

     Financial Accounting Standards, No. 128, "Earnings Per Share". All share amounts have been retroactively restated to reflect the recapitalization and the 1-for-10 reverse stock split. The 817,749 shares originally to HLHK stockholders are considered outstanding from the acquisition date. There were no dilutive common stock equivalents outstanding at December 31, 1998, and 1997.

     (K)  Advertising  Costs
     -----------------------

     In accordance with the Accounting  Standards  Executive Committee Statement
     of  Position   93-7,   ("SOP  93-7")  costs   incurred  for  producing  and
     communicating advertising are expensed when incurred.

     (L)  New  Accounting  Pronouncements
     ------------------------------------

     The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 133 as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE  2  -  SHORT-TERM  INVESTMENTS
-----------------------------------

     The Company's short-term investments, purchased principally for the purpose of selling them in the near future, as defined under SFAS 115, are comprised of equity securities, all classified as trading securities, which are carried at their fair value are based upon the quoted market prices of those investments at December 31, 1998. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

     The composition of short-term investments at December 31, 1998 is as follows:

                                                        Fair
                                      Cost              Value
                                      ----              -----
     Common  stock                  $14,375            $15,297
                                    -------            -------

     Short-term  investments        $14,375            $15,297
                                    =======            =======

     Investment income for the year ended December 31, 1998 consisted of the following:

     Net  realized  gains  on  the
     sale  of  trading  securities                       $  1,905
     Net  unrealized  holding  gains                          922
                                                         --------
                                                         $  2,827
                                                         ========

NOTE  3  -  ACCOUNTS  RECEIVABLE  AND  BAD  DEBT  EXPENSE
---------------------------------------------------------

     During 1998 the Company wrote off 100% accounts receivable totaling $202,112 from a customer who filed for bankruptcy and 50% of the receivable or $267,240 from another customer relating to a voluntary recall of a Company product. These two customers accounted for approximately 60% and 12% of revenues in 1998 (See Note 7(D)). The remaining accounts receivable consists of another $267,240 due from the one customer discussed above, and $90,649 due from various other customers, none of which are considered individually significant.

NOTE  4  -  PROPERTY  AND  EQUIPMENT
------------------------------------

     Property and equipment at December 31, 1998 consisted of the following:

     Automobiles                       $  33,475
     Furniture  and  fixtures              7,900
     Equipment                             2,756
                                       ----------
                                       $  44,131
      Less  accumulated  depreciation    (10,728)
                                       ----------
                                       $  33,403
                                       ==========

     Depreciation expense for the years ended December 31, 1998 and 1997 was $10,498 and $230, respectively.

NOTE  5  -  INCOME  TAXES
-------------------------

     Income tax expense (benefit) for the year ended December 31, 1998 is summarized as follows:

                               Current:
                                   Federal                          $     17,100
                                   State                                   3,500
                               Deferred:
                                   Federal                                 1,391
                                   State                                     149
                                  Change in valuation allowance          (1,540)
                                                                     -----------
                               Income tax expense (benefit)         $     20,600
                                                                     ===========

                      TRIMFAST GROUP, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------

     The Company's tax expense differs from the "expected" tax expense for the year ended December 31, 1998 (computed by applying the Federal Corporate tax rate of 34 percent to income (loss) before taxes), as follows:

                             Computed "expected" tax expense $ (244,587) State income tax - net of federal
                             tax benefit                                  2,312
                             Non-deductible expenses                    262,794
                             Effect of non-consolidated losses
                             and other                                    4,043
                             Benefit of surtax exemption                 (3,962)
                                                                     -----------
                                                                 $       20,600
                                                                     ===========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 are as follows:

     Deferred  tax  liabilities:
                                                Unrealized gains     $     (346)
                                   Total deferred tax liabilities          (346)

     Deferred  tax  assets:
                                                     Depreciation          1,886
                                       Stock based compensation          259,080
                                                                     -----------
                                Total gross deferred tax assets          260,966
                                                                     -----------

                                     Less valuation allowance          (260,620)
                                                                     -----------

                                  Net deferred tax asset (liability)  $     -
                                                                     ===========

     There was no valuation allowance at January 1, 1998. The net change in the valuation allowance during the year ended December 31, 1998 was an increase of approximately $260,620.

     Prior To August 12, 1998, acquisition of Trimfast, Inc. by HLHK, Trimfast, Inc. was an "S" corporation for income tax purposes. During the pre-acquisition period no income taxes were payable by the corporation as the shareholders were responsible for reporting the results of the operations on their individual income tax returns. For this reason, no pre-acquisition losses are available to be carried forward at the corporate level. Effective with the acquisition date, the Company's status as an "S" corporation was terminated.

     HLHK NOL's became limited to zero under the provisions of IRS code section 382 because there was an ownership change and all of the assets and former lines of business were disposed of. Only the corporate shell was purchased for the price of assuming certain liabilities.

NOTE  6  -  NOTES  AND  LOANS  PAYABLE
--------------------------------------

     At December 31, 1998, the Company has three notes payable with individual lenders in the amounts of $20,000, $25,125 and $25,000. The following schedule reflects notes and loans payable to non-related parties at December 31, 1998:

       Notes  payable  to  individual
       lenders  in  the  amounts  of  $20,000,
       $ 25,000  and  $ 25,125,  currently  due,
       interest  at  12%  per  annum                      $  70,125

       Other  loans  payable,  currently  due                 1,975
                                                           --------
                                                          $  72,100
                                                          =========

     Accrued interest of $15,923 on the notes and loans payable has been included in accrued expenses at December 31, 1998. All principal and accrued interest for $50,125 of the notes were exchanged for an aggregate 40,000 shares of common stock in 1999 resulting in a price per share of $1.25.

NOTE  7  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Year  2000  Issues
     -----------------------

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     The Company uses a standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and confirmed that the accounting software is Year 2000 compliant. Management has contacted its primary vendors has not identified any Year 2000 compliance issues with those vendors. Costs of investigating Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues will not have a material effect on the Company's future financial position or results of operations.

     (B)  Lease  Agreements
     ----------------------

     The Company leases a corporate office facility in Tampa, office equipment, and two automobiles under operating leases. The leases have remaining terms varying from the years 1999 through 2002.

     Future minimum lease payments for the operating leases are as follows at December 31, 1998:

                       Years
                       -----
                       Ending                     Amount
                       ------                     ------

                       1999                   $  39,393
                       2000                      40,407
                       2001                      26,708
                       2002                       8,302
                                              ---------
                                              $ 114,810
                                              ==========

     Rent expense for 1998 and 1997 aggregated $31,885 and $9,263, respectively.

     (C)  Consulting  Agreements  and  Stock  Issued  To  Vendors
     ------------------------------------------------------------

     On October 9, 1998 the Company entered into a consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development and such other matters as agreed upon between the parties from time to time.

     As consideration for the consulting services provided, the Company shall issue 20,000 shares of common stock to the consultant (See Note 8(B)). Subsequent to October 9, 1998, the consultant did not substantially perform the consulting services anticipated in the agreement and therefore no shares where issued to the consultant. However, on February 9, 1999, the consultant was issued 20,000 shares of common stock pursuant to an earlier June 1998 common stock subscription agreement which stipulated the subscriber may purchase up to 20,000 shares at $0.10 per share. The Company received the $2,000 payment in June 1998.

     On December 14, 1998 the Company entered into a two year consulting agreement with an individual whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 50,000 free trading common shares pursuant to Regulation D, Rule 504 and 250,000 common shares restricted under Rule 144 (See Note 8(B)). In addition, the Company shall provide the consultant with a $1,000 per month expense account. The Company advanced the consultant 300,000 shares in January and February 1999 but a minimal amount of services delineated by the consulting agreement were performed in 1999 and no services were performed in 1998. Therefore on June 30, 1999 the consulting agreement was rescinded and the Company offered the consultant the 300,000 restricted shares at a price of $0.25 per share resulting in a subscription receivable of $75,000. The Company expects to receive the payment in the form of an invoice for prior services rendered under the rescinded consulting agreement. As of the date of this report, an invoice or payment has not been received. The amount is recorded as subscriptions receivable until an invoice or payment is received. If an invoice is received, the Company will recognize consulting expense for all shares issued based upon the fair market value of the stock on the grant date.

     On December 18, 1998 the Company entered into a two year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate strategy and business development including targeting of acquisitions. As consideration for the services provided the Company shall issue 100,000 free trading common shares pursuant to Regulation D, Rule 504 and 350,000 common shares restricted under Rule 144 (See Note 8(B). In addition, the Company should make monthly payments of $2,500 to the consulting organization. The Company advanced the consultant 275,000 shares in January 1999 but a minimal amount of services delineated by the consulting agreement were performed in 1999 and no services were performed in 1998. Therefore on June 30, 1999 the consulting agreement was rescinded and the Company offered the consultant the 300,000 restricted shares at a price of $0.25 per share resulting in a subscription receivable of $68,750. The Company expects to receive the payment in the form of on invoice for prior services rendered under the rescinded consulting agreement. As of the date of this report, an invoice or payment has not been received. The amount is recorded as subscriptions receivable until an invoice or payment is received. If an invoice is received the Company will recognize a consulting expense based upon the fair market value of the stock on the grant date.

     Subsequent to year-end, the Company entered into various additional consulting agreements whereby common stock will be issued as consideration. Services under the consulting agreements entered into in both 1998 and 1999 are being performed generally for two year periods and accordingly, consulting expense is being recognized in 1999 and in any subsequent service period based upon the fair market value of the common stock issued in accordance with SFAS 123 since that value is more reliably measurable (See Note 13 (F)). The Company also periodically issues common stock as payment to vendors and records such issues at the fair market value of the common stock. For the period from January 1, to November 29, 1999 (unaudited) the Company issued approximately 601,300 restricted shares of common stock for consulting services and as payment to vendors valued for financial accounting purposes at a fair market value of approximately $4,194,000 based upon the quoted trading price of the stock on the grant dates.

     (D)  Litigation
     ---------------

     In 1999, the Company initiated a legal proceeding against a former major customer to collect amounts receivable from that customer aggregating approximately $535,000 at December 31, 1998. Such receivable related to products sold to that customer during 1998 that were voluntarily recalled by the Company, but never returned by the customer. It is management's assertion with regard to this matter that since the product was never returned to the Company, and is believed to have been resold by the customer, a successful outcome in favor of the Company is possible. The Company has written off $267,240 or fifty percent of the total receivable (See Note 3).


     In early 1999, pursuant to a voluntary arrangement with the Food and Drug Administration, the Company's product, Revivarant, was recalled and removed from sale. Since the time of the recall, the Company has been subject to six known lawsuits and claims relating to consumer use of the product. As of the date of this report, only one lawsuit has specified a dollar amount, that being, $400,000 of compensatory damages and $350,000 of punitive damages. The Company contends that it is covered for product liability of $1,000,000 per occurrence and up to $2,000,000 in the aggregate under the policy of its third party manufacturer. The Company did not obtain its own policy until May 1999 and believes it would not be covered under its own policy for these prior occurrences. All lawsuits are being referred by management to the insurance carrier. With regard to any punitive damage claims, the Company intends to vigorously oppose any factual basis for imposition of punitive damages based upon research and efforts made prior to the distribution of the Revivarant product to determine its safety. Since the lawsuits and claims have been made fairly recently, the Company's management and outside legal counsel are unable to evaluate and determine the likely outcome of each cause of action. Accordingly, pursuant to the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 5, no liabilities have been accrued as of December 31, 1998 relating to the above matters. Any future liabilities required to be recorded pursuant to SFAS 5 will be recorded gross of any expected insurance recovery pursuant to SAB 5:Y.

     In March 2000, the Company received notice from the insurance carrier of its third party manufacturer that it is denying all claims. The related litigation may have a material adverse effect on the Company's results of operations and financial condition.

     The Company is subject to various other lawsuits, investigations, and claims which, in the opinion of management, arise in the normal course of conducting Company business. Several cases have been settled during 1999 and appropriate amounts have been accrued at December 31, 1998. In the opinion of the Company's management after consultation with outside legal counsel, the ultimate disposition of such remaining proceedings will not have a materially adverse effect on the Company's consolidated financial position or future results of operations. All litigation may have a material adverse effect on the Company's results of operation and financial conditions.


NOTE  8  -  STOCKHOLDERS'  EQUITY
---------------------------------

     (A)  Authorized  Shares
     -----------------------

     The Company has authorized 100,000,000 shares of common stock, $0.001 par value; 20,000,000 shares of Class A Preferred Stock, $0.01 par value; and 20,000,000 shares of Class B Preferred Stock, $0.01 par value. The preferred stock shall have such rights and preferences as determined by the Board of Directors.

     (B)  Reverse  Stock  Split and  Retroactive  Restatement  of Per Share Data
     ---------------------------------------------------------------------------

     On December 8, 1998, effective for stockholders of record on December 20, 1998, the Company's Board of Directors approved a one-for-ten reverse split of its shares of issued and outstanding common stock. All share quantities and per share data in these financial statements for the years ended December 31, 1998 and 1997 have been retroactively restated to reflect the reverse stock split as well as the recapitalization discussed in Note 12.

     (C)  Repurchase  of  Outstanding  Common  Stock  By  Principal  Stockholder
     ---------------------------------------------------------------------------

     On December 8, 1998 the Company's Chairman, CEO and principal stockholder, purchased all 508,313 shares of the Company's outstanding common stock held beneficially by the prior principal stockholder of HLHK (See Note 12) for $150,000. In accordance with SFAS 123, the Company recognized $762,000 compensation expense for the difference between the $1.80 quoted trading price of the common stock and the $.30 purchase price.

     (D)  Acquisition  and  Stock  Exchange
     --------------------------------------

     In August 1998, prior to the acquisition of Trimfast, Inc. by HLHK World Group, Inc., Trimfast, Inc. acquired all of the issued and outstanding common stock of Trimfast Holdings, Inc., affiliated through common control, by issuing eleven shares of Trimfast, Inc. for every ten shares of Trimfast Holdings, Inc. Trimfast Holdings, Inc. was an inactive company whose only asset at that time was $177,800 in cash and whose only expense was a $10,000 consulting expense for which common stock was issued. The acquisition was recorded as a combination of entities under common control similar to the pooling method of accounting and accordingly the financial statements for the period presented have been restated to include the accounts of Trimfast Holdings, Inc.

     (E)  Conversion  of  Debt  to  Equity
     -------------------------------------

     During July 1998, the Company issued 19,500 shares of common stock to an individual related party in exchange for a loan payable of $40,000, resulting in a price paid per share of $2.05 at the exchange date.

     (F)  Conversion  of  Principal  Stockholder's  Debt  to  Equity
     ---------------------------------------------------------------

     In December 1998, $126,644 of amounts due to the principal stockholder were converted to common stock at the fair value of the stock on December 1, 1998, which was $1.80 per share (See Note 10).

     (G)  Common  Stock  to  be  Issued
     ----------------------------------

     The Company underissued 7,524 fully paid shares of common stock of the Company to certain stockholders of Trimfast, Inc. as a result of the August 12, 1998 reorganization and has not yet issued 70,357 shares of common stock to its principal stockholder in exchange for $126,644 of amounts due to that stockholder. The total shares to be issued of 77,881 are shown as common stock to be issued at December 31, 1998.

     NOTE  9  -  CONCENTRATIONS
     --------------------------

     (A)  Supplier  Concentration
     ----------------------------

     The Company procures raw materials from various suppliers but contracts the production of finished products to one primary third party manufacturing company. Since December 31, 1998 the Company has contracted with other production facilities for several of its products and believes that many alternative third party production facilities are available should the need arise.

     (B)  Customer  Concentration
     ----------------------------

     During 1998, approximately 60% of consolidated revenues was derived from one customer and 12% was derived from one other customer (See Note 3).

     NOTE  10  -  RELATED  PARTIES
     -----------------------------

     The Company periodically advances funds to the principal stockholder and affiliates of the principal stockholder, pays certain expenses of the principal stockholder, and borrows from the principal stockholder. The advances to affiliates are shown as due from affiliate at December 31, 1998 and the net effect of transactions with the principal stockholder are shown as due to stockholder/officer at December 31, 1997. All net amounts due to the principal stockholder were converted to common stock in December 1998. (See supplemental disclosure of non-cash investing and financing activities in cash flow statement.)

     The Company received an advance of $40,000 from an individual during 1997 which was recorded as due to related party at December 31, 1997 (see Note 8(E)). During 1998 the Company issued 19,500 shares of common stock to that same individual in exchange for the $40,000 payable.

NOTE  11  -  OPERATING  AGREEMENTS
----------------------------------

     The Company enters into wholesaler and broker agreements whereby the wholesalers and brokers are appointed the Company's sole and exclusive wholesaler and broker within a specified geographic territory for certain stipulated products. In general, under the agreements, the wholesalers and brokers have the right to purchase, sell, promote, advertise, and deliver the stipulated products. Broker agreements allow for broker commissions while wholesaler agreements allow for the purchase of product by distributors at a discount. The agreements generally may be terminated by either party with 60 days notice to the other party.

NOTE  12  -  ACQUISITION  AND  RECAPITALIZATION
-----------------------------------------------

     Under a Stock Exchange Agreement (the Agreement) consummated on August 12, 1998, HLHK World Group, Inc., a non-reporting public shell, acquired one hundred percent of the issued and outstanding common stock of Trimfast, Inc. in exchange for 1,370,049 shares of the $0.001 par value common stock of HLHK. Under the terms of the Agreement, the Trimfast, Inc., shares were exchanged at a ratio of three shares of HLHK common stock for each share of Trimfast, Inc. common stock. As a result of the exchange, the Company became a wholly-owned subsidiary of HLHK and the stockholders of Trimfast, Inc. became stockholders of approximately 60.42% of HLHK which represented 1,370,049 shares of the total 2,268,298 issued and outstanding just subsequent to the exchange (Approximately 82% after repurchase agreement discussed in Note 8(C)). Generally Accepted Accounting Principles require that the Company whose shareholders retain a majority interest in a combined business be treated as the acquiror for accounting purposes. Therefore, the exchange was treated as an acquisition of HLHK by Trimfast, Inc. and a recapitalization of Trimfast, Inc. The Company's consolidated financial statements immediately following the acquisition were as follows:
     (1) The Balance Sheet consists of Trimfast, Inc.'s net assets at historical cost and HLHK's net assets at historical cost and (2) the Statement of Operations includes Trimfast, Inc.'s operations for the period presented and HLHK's operations from the date of acquisition. On September 4, 1998 the Company filed an amendment to its articles of incorporation to (i) change its name from HLHK to Trimfast Group, Inc. and (ii) authorize 20,000,000 shares each of Class A and Class B Preferred Stock, $0.01 par value.

NOTE  13  -  SUBSEQUENT  EVENTS
-------------------------------

     (A)  Acquisitions
     -----------------

     On March 18, 1999, the Company acquired IMMMU, Inc. ("IMMMU") and IMMCEL Pharmaceuticals, Inc. ("IMMCEL"), two companies unrelated to the Company but related to each other through common stockholders, in a transaction accounted for as a purchase. Under terms of the agreement, 235,000 shares of the Company's common stock, $50,000 in cash and an option agreement for shares of the Company's common stock exercisable based on stipulated Company performance criteria were exchanged for all of the issued and outstanding capital stock of IMMMU and IMMCEL. The 235,000 common shares issued were valued at the trading price on the consummation date resulting together with the other consideration in a purchase price of $975,312. IMMMU and IMMCEL are manufacturers of nutritional supplements primarily marketed to pharmacies, supermarkets, and discount stores. In connection with the acquisitions, the Company entered into a five year employment agreement, renewable in one year increments, with a former stockholder of IMMMU and IMMCEL whereby the former stockholder will be employed as the Chief Executive Officer of IMMMU and IMMCEL and serve on the Board of Directors of the Company. The former stockholder will receive an annual salary of $75,000 and a bonus based on stipulated performance criteria. The employment agreement may be terminated by the Company if IMMMU and IMMCEL have two consecutive non-profitable fiscal quarters as defined in the agreement. On October 23, 1999, effective October 31, 1999, the Company and former stockholders of IMMMU and IMMCEL executed a rescission agreement for the above acquisitions to make the parties whole.

     On May 24, 1999 the Company acquired certain assets of Ice Cold Water Co., Inc. ("ICW") including certain receivables, inventory, property and equipment, a customer list and the name "Ice Cold Water" and all other intellectual property rights associated with the name. Under terms of the agreement, the Company acquired the assets for $20,000 in cash and a $100,000 promissory note at 8.5% per annum which is due in four monthly installments of $25,000 plus accrued interest, commencing June 10, 1999.

     (B)  Agreement  with  Investment  Group
     ---------------------------------------

     On March 18, 1999 the Company entered into an agreement (the "Agreement") with a third party investment group (the "investment group") whereby the investment group will purchase (i) common shares of the Company in the open market having an aggregate value of no less than $300,000, and (ii) 300,000 common shares from the Company at a price of $4.00 per share according to a stipulated schedule based on the average market price of the outstanding shares. The Agreement was contingent upon the consummation of the acquisition of IMMMU and IMMCEL, discussed above. As of October 1999 the investment group had purchased 155,000 shares of common stock from the Company at $4.00 per share. On October 22, 1999 the Company executed an agreement with the investment group to repurchase the 155,000 shares at a price of $8.25 per share on a scheduled basis through December 15, 1999 as stipulated in the agreement. Any of the 155,000 shares purchased after December 15, 1999 shall be increased on a basis of $0.25 every two-weeks as stipulated in the agreement. The quoted market price on October 22, 1999 was approximately $7.00 per share. The cost of the repurchase will be charged to treasury stock.

     (C)  Formation  of  New  Division
     ---------------------------------

     On April 21, 1999, the Company formed a new division of Trimfast Group, Inc. doing business as NutritionCafe.com. NutritionCafe.com is an internet web site business established to (i) provide nutrition information, (ii) provide portal links to other information sites and (iii) market and sell at a discount the Company's products and products of other nutrition product companies for which the Company acts as a distributor.

     (D)  Lease  and  Purchase  Option  of  Facility
     -----------------------------------------------

     In connection with the formation of its new division, NutritionCafe.com, on April 8, 1999 the Company entered into a lease/purchase option agreement for a facility, which will be used for the operations of NutrionCafe.com. The lease calls for rental payments of $8,000 per month and is effective for the period from May 15, 1999 through June 30, 2000. In addition, the Company paid $100,000 in cash as non-refundable consideration for a purchase option on the premises. The purchase price shall be for the sum of $1,200,000 with full credit for the $100,000 option monies paid. The option must be exercised by June 30, 2000. On July 30, 1999, the Company exercised its purchase option.

     (E)  Issuance  of  Warrants
     ---------------------------

     In May 1999, the Company issued 40,000 warrants to purchase common stock to two unrelated parties in exchange for services performed relating to raising debenture capital. The exercise prices and expiration dates for exercise of the warrants are as follows:

     Quantity          Exercise  Price            Expiration  Date
     --------          ---------------            ----------------

     10,000               $4.00                    May  12,  2000
     10,000               $4.00                    May  12,  2000
     10,000               $7.00                    May  13,  2000
     10,000               $7.00                    May  13,  2000

     Pursuant to Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the fair market value of the warrants aggregating $139,000 was charged to expense in 1999, the period the services were performed.

     For financial statement disclosure purposes the fair market value of each option granted was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0% risk-free interest rate of 5.3%, volatility of 70% and expected term of one year.

     (F)  Private  Placement
     -----------------------

     From January through April 5, 1999, the Company issued common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company issued 558,000 shares for aggregate cash proceeds of approximately $1,009,000 and 262,950 shares for consulting services valued for financial accounting purposes at approximately $730,000 based upon the trading price of the common stock on the date of consulting contract. (See
     Note 7 (C)).

     (G)  Convertible  Debentures
     ----------------------------

     On June 14, 1999, the Company issued $1,000,000 of convertible debentures due on June 14, 2002. The debentures contain a beneficial conversion feature whereby the holder is entitled to convert the face amount of the debenture, plus accrued interest, as of the closing date into common stock of the Company at the lesser of (a) 80% of the 5 day average closing bid price for the 5 consecutive trading days prior to the conversion date or
     (b) $8.50. The debentures also contain a mandatory 36-month conversion feature at the end of which all debentures outstanding will be automatically converted.

     The Company accounts for the debentures in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Accordingly, the Company has allocated a portion of the proceeds to additional paid-in capital equal to the intrinsic value of the features as computed on the commitment date, resulting in recognition on the closing date of $250,000 interest expense.

     (H)  Convertible  Preferred  Stock  and  Common  Stock  Warrants
     ----------------------------------------------------------------

     On July 16, 1999, pursuant to a securities purchase agreement (the "Agreement") the Company issued 15,000 shares of Series A Convertible Preferred Stock and 223,881 warrants to purchase common stock to four investors for a total aggregate selling price of $1,500,040. The debentures contain a beneficial conversion feature whereby the stock is convertible any time after the issuance date at the lesser of (a) $8.5938 or (b) 80% of the market price of the common stock as defined in the Agreement. The preferred stock entitles the holder to receive on each July 1, and January 1, commencing January 1, 2000 cumulative dividends at 8% per annum computed on the basis of $100 per preferred stock. At the Company's option, the dividends may be paid in cash or the Company's common stock. The warrants are exercisable at $10.31 per share, vest immediately and expire on July 16, 2002. As a result of accounting for the beneficial conversion feature, the Company charged a $375,011 dividend to retained earnings on the issuance date.

     A total of 750,000 shares of the Company's authorized common stock have been reserved for issuance upon conversion of the preferred stock and exercise of the warrants.

Note  14  -  RESTATEMENT
------------------------

     Subsequent to the issuance of the Company's 1998 consolidated financial statements, management became aware that non-cash stock based compensation of $762,000 resulting from a principal stockholder transaction was not included in the statement of operations in 1998. The inclusion of this item in the revised 1998 consolidated financial statements has the effect of changing net income of $22,026 to a net loss of $739,974 and changing earnings per share of $0.01 to loss per share of $0.43.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


/s/  Michael  Muzio
----------------------------------------
By:  Michael  Muzio,  President
Date:  June  5,  2000

                                  EXHIBIT  INDEX

--------------------------------------------------------------------------------
  Exhibit  #                      Description                      Page  Number
--------------------------------------------------------------------------------
     2.1       Kendrex  and  HLHK  Merger  (Incorporated  by               N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.1)
--------------------------------------------------------------------------------
     2.2       Trimfast,  Inc.  Acquisition  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  2.2)
--------------------------------------------------------------------------------
     2.3       Rescission  of  IMMMU  and  IMMCEL  Acquisitions            N/A
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  2.3)
--------------------------------------------------------------------------------
     3.1       Articles  of  Incorporation  (Incorporated  by              N/A
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  3.1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     3.2       Bylaws  (Incorporated  by  reference  as  filed  in         N/A
               Form  10-SB  filed  on  7/12/99  as  Exhibit  3.2)
--------------------------------------------------------------------------------
     4.1       Specimen  Share  Certificate  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.1)
--------------------------------------------------------------------------------
     4.2       Debenture  Agreement  (Incorporated  by  reference          N/A
               as  filed  in  Form  10-SB  filed  on  7/12/99  as
               Exhibit  4)
--------------------------------------------------------------------------------
     4.3       Warrant  Agreement  (Incorporated  by  reference            N/A
               as  filed  in  Form  10-SB/A  filed  on  12/23/99  as
               Exhibit  4.3)
--------------------------------------------------------------------------------
     4.4       Preferred  Share  Agreement  (Incorporated  by              N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  4.4)
--------------------------------------------------------------------------------
     4.5       Series  A  Certificate  of  Designations,                   N/A
               Preferences  and  Rights
--------------------------------------------------------------------------------
     10.1      Lease  Option  Agreement  (Incorporated  by                 N/A
               reference  as  filed  in  Form  10-SB  filed  on
               7/12/99  as  Exhibit  10)
--------------------------------------------------------------------------------
     10.2      WCW  Agreement                                             E-60
--------------------------------------------------------------------------------
     10.3      Venture  Direct  Worldwide  Agreement                       N/A
               (Incorporated  by  reference  as  filed  in  Form
               10-SB/A  filed  on  12/23/99  as  Exhibit  10.3)
--------------------------------------------------------------------------------
     10.4      Distribution  Agreement  (Incorporated  by                  N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  10.4)
--------------------------------------------------------------------------------
     10.5      Convertible  Debenture  Subscription  Agreement            E-74
--------------------------------------------------------------------------------
     10.6      Aryeh  Trading  Agreement dated March 18, 1999             E-91
--------------------------------------------------------------------------------
     10.7      Aryeh Trading Agreement dated March 30, 1999               E-93
--------------------------------------------------------------------------------
     10.8      Aryeh Trading Agreement dated October 22, 1999             E-96
--------------------------------------------------------------------------------
     10.9      Aryeh Trading Agreement dated November 10, 1999            E-97
--------------------------------------------------------------------------------
    10.10      Stock  Exchange  Agreement-  Nutrition  Clubstores
               (Incorporated  by  reference  as  filed  in  Form  8-K      N/A
               filed  on  5/12/00)
--------------------------------------------------------------------------------
      21       Subsidiaries  of  Registrant  (Incorporated  by             N/A
               reference  as  filed  in  Form  10-SB/A  filed  on
               12/23/99  as  Exhibit  21)
--------------------------------------------------------------------------------
      27       Financial  Data  Schedule                                  E-98
--------------------------------------------------------------------------------